EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. OS.316/2008

November 19, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

NOV 19, 08

ทะเบียนเลขที่ 0107536000315
www.kasikornbankgroup.com

RECEIVED
2008 NOV 24 A 11:23
FICE OF INTERNATIONAL
CORPORATE FINANCE

SEC Mail
Mail Processing
Section
NOV 21 2008
Washington, DC
109

KASIKORNBANK PUBLIC COMPANY LIMITED

and Its Subsidiaries

Interim financial statements

and

Review Report of Certified Public Accountant

For the three-month and nine-month periods ended 30 September 2008

Review Report of Certified Public Accountant

To the Board of Directors of KASIKORNBANK PUBLIC COMPANY LIMITED

I have reviewed the accompanying consolidated and Bank-only balance sheets as at 30 September 2008, and the related statements of income for the three-month and nine-month periods ended 30 September 2008 and 2007 and the related statements of changes in equity and cash flows for the nine-month periods ended 30 September 2008 and 2007 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively. The Bank's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the consolidated and Bank-only financial statements for the year ended 31 December 2007 and for the six-month period ended 30 June 2008 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my reports dated 22 February 2008 and 21 August 2008, respectively. I have not performed any auditing procedures since 21 August 2008. The consolidated and Bank-only balance sheets as at 31 December 2007, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

I draw your attention to Note 4 to the financial statements regarding the change in accounting policy for goodwill and negative goodwill arising from business combination.

(Thirdthong Thepmongkorn)
Certified Public Accountant
Registration No. 3787

KPMG Phoomchai Audit Ltd.
Bangkok
13 November 2008

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 SEPTEMBER 2008 AND 31 DECEMBER 2007

		Thousand Baht			
		Consolidated		The Bank	
	Notes	30 September 2008 (Unaudited)	31 December 2007	30 September 2008 (Unaudited)	31 December 2007
ASSETS					
Cash		18,221,834	18,050,910	18,219,978	18,050,395
Interbank and money market items	15				
Domestic items					
Interest bearing		49,108,665	23,955,521	49,186,768	23,839,948
Non-interest bearing		4,186,985	2,068,509	4,120,175	2,141,353
Foreign items					
Interest bearing		10,666,212	31,758,253	10,666,212	31,758,253
Non-interest bearing		415,592	941,653	415,592	941,653
Total Interbank and Money Market Items - net		64,377,454	58,723,936	64,388,747	58,681,207
Securities purchased under resale agreements		-	10,700,000	-	10,700,000
Investments	6, 15				
Current investments - net		94,956,276	55,074,216	94,944,067	54,873,147
Long-term investments - net		24,262,275	39,862,884	24,109,777	39,569,807
Investments in subsidiaries and associated companies - net		198,766	588,882	9,462,177	9,357,459
Total Investments - net		119,417,317	95,525,982	128,516,021	103,800,413
Loans and accrued interest receivables	7, 8				
Loans		871,971,834	762,504,957	869,146,308	761,304,679
Accrued interest receivables		1,273,359	1,263,007	1,242,465	1,246,447
Total Loans and Accrued Interest Receivables		873,245,193	763,767,964	870,388,773	762,551,126
Less Allowance for doubtful accounts	9	(25,632,665)	(24,217,165)	(24,323,281)	(22,616,460)
Less Revaluation allowance for debt restructuring	10	(3,119,587)	(1,634,566)	(3,119,201)	(1,630,309)
Total Loans and Accrued Interest Receivables - net		844,492,941	737,916,233	842,946,291	738,304,357
Properties foreclosed - net		14,323,133	15,365,479	11,031,640	11,252,507
Customers' liability under acceptances		517,483	1,461,617	517,483	1,461,617
Premises and equipment - net		28,380,204	24,533,967	27,546,841	23,982,110
Intangible assets - net		8,419,607	6,899,678	7,104,974	5,610,639
Derivative revaluation		19,014,085	10,639,678	19,014,085	10,639,678
Other assets - net		7,771,205	14,700,298	6,000,673	11,666,418
Total Assets		1,124,935,263	994,517,778	1,125,286,733	994,149,341

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 SEPTEMBER 2008 AND 31 DECEMBER 2007

		Thousand Baht			
		Consolidated		The Bank	
	Notes	30 September 2008 (Unaudited)	31 December 2007	30 September 2008 (Unaudited)	31 December 2007
LIABILITIES AND EQUITY					
Deposits					
Deposits in baht		856,961,383	774,692,310	857,767,438	775,278,057
Deposits in foreign currencies		15,255,529	9,129,598	15,255,529	9,129,598
Total Deposits		872,216,912	783,821,908	873,022,967	784,407,655
Interbank and money market items					
Domestic items					
Interest bearing		11,197,946	11,383,205	11,429,768	11,516,209
Non-interest bearing		3,502,299	2,611,442	3,605,332	2,614,103
Foreign items					
Interest bearing		973,386	132	973,386	132
Non-interest bearing		288,301	190,268	288,301	190,268
Total Interbank and Money Market Items		15,961,932	14,185,047	16,296,787	14,320,712
Liabilities payable on demand		9,986,703	11,116,765	9,986,617	11,116,765
Borrowings					
Short-term borrowings		60,935,877	39,074,887	61,184,948	38,678,338
Long-term borrowings		23,461,228	19,024,904	23,461,228	19,024,904
Total Borrowings		84,397,105	58,099,791	84,646,176	57,703,242
Bank's liability under acceptances		517,483	1,461,617	517,483	1,461,617
Derivative revaluation		13,944,743	6,593,620	13,944,743	6,593,620
Other liabilities		18,830,649	19,243,695	18,117,372	18,410,592
Total Liabilities		1,015,855,527	894,522,443	1,016,532,145	894,014,203

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 SEPTEMBER 2008 AND 31 DECEMBER 2007

		Thousand Baht			
		Consolidated		The Bank	
	Notes	30 September 2008 (Unaudited)	31 December 2007	30 September 2008 (Unaudited)	31 December 2007
Equity					
Share capital	12				
Authorized share capital					
3,048,614,697 ordinary shares, Baht 10 par value		30,486,147	30,486,147	30,486,147	30,486,147
Issued and paid-up share capital					
2,393,260,193 ordinary shares, Baht 10 par value		23,932,602		23,932,602	
2,388,202,317 ordinary shares, Baht 10 par value			23,882,023		23,882,023
Premium on ordinary shares		18,103,110	18,012,979	18,103,110	18,012,979
Appraisal surplus on asset revaluation		10,984,352	9,741,701	10,984,352	9,741,701
Revaluation surplus on investments	6	413,931	568,261	414,049	567,324
Retained earnings					
Appropriated					
Legal reserve		2,920,000	2,920,000	2,920,000	2,920,000
Unappropriated		52,725,688	44,870,321	52,400,475	45,011,111
Total equity attributable to equity holders of the Bank		109,079,683	99,995,285	108,754,588	100,135,138
Minority interests		53	50	-	-
Total Equity		109,079,736	99,995,335	108,754,588	100,135,138
Total Liabilities and Equity		1,124,935,263	994,517,778	1,125,286,733	994,149,341
Off-balance sheet items - contingencies	16				
Aval to bills and guarantees of loans		1,531,180	1,142,268	1,531,180	1,142,268
Liability under unmatured import bills		6,661,085	5,674,258	6,661,085	5,674,258
Letters of credit		20,550,190	20,496,881	20,550,190	20,496,881
Other contingencies		2,314,969,970	1,703,175,812	2,314,720,419	1,702,844,825

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED 30 SEPTEMBER 2008 AND 2007

(UNAUDITED)

		Thousand Baht			
		Consolidated		The Bank	
	Notes	2008	2007	2008	2007
Interest and dividend income					
Loans		13,730,713	11,221,923	13,977,659	11,382,814
Interbank and money market items		413,180	1,015,155	412,903	1,028,926
Finance lease		476,601	327,042	-	-
Investments		969,801	1,098,525	1,123,429	1,325,986
Total Interest and Dividend Income		15,590,295	13,662,645	15,513,991	13,737,726
Interest expense					
Deposits		3,755,749	3,664,151	3,757,149	3,677,845
Interbank and money market items		63,339	51,948	64,123	53,329
Short-term borrowings		528,183	294,450	533,564	297,947
Long-term borrowings		294,223	254,740	279,971	254,740
Total Interest Expense		4,641,494	4,265,289	4,634,807	4,283,861
Net income from interest and dividends		10,948,801	9,397,356	10,879,184	9,453,865
Bad debt and doubtful accounts		1,236,543	707,302	1,191,121	813,509
Loss on debt restructuring		658,726	1,046,803	657,547	887,596
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring		9,053,532	7,643,251	9,030,516	7,752,760
Non-interest income					
Gain on investments	6	112,490	170,324	102,415	138,858
Share of profit from investments on the equity method	6	6,474	56,540	-	-
Fees and service income					
Acceptances, aval and guarantees		347,254	271,439	347,254	271,439
Others		4,000,391	3,179,101	3,532,813	2,799,515
Gain on exchanges		338,752	731,684	338,526	731,684
Other income		226,639	244,478	201,295	226,627
Total Non-interest Income		5,032,000	4,653,566	4,522,303	4,168,123
Non-interest expenses					
Personnel expenses		3,101,282	2,365,599	2,574,052	2,182,193
Premises and equipment expenses		1,724,752	1,533,601	1,848,706	1,474,251
Taxes and duties		570,620	605,617	558,774	589,327
Fees and service expenses		917,863	824,052	874,586	760,891
Directors' remuneration		24,852	22,975	23,352	21,475
Contributions to Financial Institutions Development Fund and Deposit Protection Agency		850,007	766,279	850,007	766,279
Other expenses		1,120,496	1,027,962	1,229,101	941,987
Total Non-interest Expenses		8,309,872	7,146,085	7,958,578	6,736,403
Income before income tax		5,775,660	5,150,732	5,594,241	5,184,480
Income tax expense		1,940,117	1,738,750	1,844,501	1,698,788
Net income		3,835,543	3,411,982	3,749,740	3,485,692
Net income attributable to:					
Equity holders of the Bank		3,835,543	3,411,980	3,749,740	3,485,692
Minority interests		-	2	-	-
Net income		3,835,543	3,411,982	3,749,740	3,485,692
Basic earnings per share (Baht)	12	1.60	1.43	1.57	1.46
Weighted average number of ordinary shares (shares)	12	2,393,260,193	2,387,930,525	2,393,260,193	2,387,930,525

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2008 AND 2007

(UNAUDITED)

		Thousand Baht			
		Consolidated		The Bank	
	Notes	2008	2007	2008	2007
Interest and dividend income					
Loans		38,112,755	34,230,004	38,817,328	34,684,861
Interbank and money market items		1,405,145	3,016,942	1,404,058	3,045,077
Finance lease		1,325,241	805,091	-	-
Investments		3,084,322	3,582,453	3,388,635	4,218,496
Total Interest and Dividend Income		43,927,463	41,634,490	43,610,021	41,948,434
Interest expense					
Deposits		10,249,089	12,859,797	10,251,869	12,899,246
Interbank and money market items		188,982	165,636	191,085	176,323
Short-term borrowings		1,086,960	558,230	1,102,449	570,741
Long-term borrowings		794,899	764,563	780,648	764,563
Total Interest Expense		12,319,930	14,348,226	12,326,051	14,410,873
Net income from interest and dividends		31,607,533	27,286,264	31,283,970	27,537,561
Bad debt and doubtful accounts		3,087,754	2,637,714	2,986,518	2,776,520
Loss on debt restructuring		2,662,281	1,442,965	2,655,709	1,249,010
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring		25,857,498	23,205,585	25,641,743	23,512,031
Non-interest income					
Gain on investments	6	847,902	1,155,940	806,124	1,059,930
Share of profit from investments on the equity method	6	34,521	130,879	-	-
Fees and service income					
Acceptances, aval and guarantees		911,068	740,679	911,069	740,679
Others		11,464,936	8,891,340	10,024,196	7,881,228
Gain on exchanges		2,321,679	1,959,171	2,321,129	1,959,171
Other income		592,799	745,807	561,355	585,662
Total Non-interest Income		16,172,905	13,623,816	14,623,873	12,226,670
Non-interest expenses					
Personnel expenses		8,973,357	6,750,796	7,453,802	6,257,753
Premises and equipment expenses		4,990,604	4,508,850	5,349,901	4,349,572
Taxes and duties		1,638,266	1,808,511	1,602,923	1,765,894
Fees and service expenses		2,899,699	2,249,928	2,772,217	2,132,056
Directors' remuneration		81,385	72,526	76,885	68,026
Contributions to Financial Institutions Development Fund and Deposit Protection Agency		2,432,400	2,276,124	2,432,400	2,276,124
Other expenses		3,194,875	3,029,529	3,497,634	2,791,603
Total Non-interest Expenses		24,210,586	20,696,264	23,185,762	19,641,028
Income before income tax		17,819,817	16,133,137	17,079,854	16,097,673
Income tax expense		5,276,265	4,756,674	5,030,174	4,649,530
Net income before minority interests		12,543,552	11,376,463	12,049,680	11,448,143
Net income attributable to:					
Equity holders of the Bank		12,543,549	11,376,457	12,049,680	11,448,143
Minority interests		3	6	-	-
Net income		12,543,552	11,376,463	12,049,680	11,448,143
Basic earnings per share (Baht)	12	5.24	4.77	5.04	4.80
Weighted average number of ordinary shares (shares)	12	2,393,075,599	2,387,188,374	2,393,075,599	2,387,188,374

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2008 AND 2007

(UNAUDITED)

		Thousand Baht								
		Consolidated								
	Notes	Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation (Deficit) Surplus on Investments	Retained Earnings: Appropriated Legal Reserve	Retained Earnings: Unappropriated	Total equity attributable to equity holders of the Bank	Minority Interests	Total
Beginning balance as of 1 January 2007		23,821,477	17,903,743	9,883,084	(156,538)	2,160,000	34,626,533	88,238,299	19	88,238,318
Appraisal surplus on asset revaluation		-	-	(102,932)	-	-	102,932	-	-	-
Others		-	-	(4,698)	-	-	30,372	25,674	-	25,674
Revaluation surplus on investments		-	-	-	1,151,291	-	-	1,151,291	23	1,151,314
Net gain (loss) not recognised in the statement of income		-	-	(107,630)	1,151,291	-	133,304	1,176,965	23	1,176,988
Ordinary shares		58,216	-	-	-	-	-	58,216	-	58,216
Premium on ordinary shares		-	105,083	-	-	-	-	105,083	-	105,083
Net income		-	-	-	-	-	11,376,457	11,376,457	6	11,376,463
Dividend paid	14	-	-	-	-	-	(4,178,500)	(4,178,500)	-	(4,178,500)
Ending balance as of 30 September 2007		23,879,693	18,008,826	9,775,454	994,753	2,160,000	41,957,794	96,776,520	48	96,776,568
Beginning balance as of 1 January 2008		23,882,023	18,012,979	9,741,701	568,261	2,920,000	44,870,321	99,995,285	50	99,995,335
Appraisal surplus on asset revaluation		-	-	1,247,695	-	-	126,204	1,373,899	-	1,373,899
Others		-	-	(5,044)	-	-	(27,866)	(32,910)	-	(32,910)
Revaluation deficit on investments		-	-	-	(154,330)	-	-	(154,330)	-	(154,330)
Net gain (loss) not recognised in the statement of income		-	-	1,242,651	(154,330)	-	98,338	1,186,659	-	1,186,659
Ordinary shares		50,579	-	-	-	-	-	50,579	-	50,579
Premium on ordinary shares		-	90,131	-	-	-	-	90,131	-	90,131
Net income		-	-	-	-	-	12,543,549	12,543,549	3	12,543,552
Dividend paid	14	-	-	-	-	-	(4,786,520)	(4,786,520)	-	(4,786,520)
Ending balance as of 30 September 2008		23,932,602	18,103,110	10,984,352	413,931	2,920,000	52,725,688	109,079,683	53	109,079,736

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2008 AND 2007

(UNAUDITED)

		Thousand Baht						
		The Bank						
	Notes	Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation (Deficit) Surplus on Investments	Retained Earnings: Appropriated Legal Reserve	Retained Earnings: Unappropriated	Total equity attributable to equity holders of the Bank
Beginning balance as of 1 January 2007		23,821,477	17,903,743	9,883,084	(159,690)	2,160,000	34,809,408	88,418,022
Appraisal surplus on asset revaluation		-	-	(102,932)	-	-	102,932	-
Others		-	-	(4,698)	-	-	-	(4,698)
Revaluation surplus on investments		-	-	-	1,153,656	-	-	1,153,656
Net gain (loss) not recognised in the statement of income		-	-	(107,630)	1,153,656	-	102,932	1,148,958
Ordinary shares		58,216	-	-	-	-	-	58,216
Premium on ordinary shares		-	105,083	-	-	-	-	105,083
Net income		-	-	-	-	-	11,448,143	11,448,143
Dividend paid	14	-	-	-	-	-	(4,178,500)	(4,178,500)
Ending balance as of 30 September 2007		23,879,693	18,008,826	9,775,454	993,966	2,160,000	42,181,983	96,999,922
Beginning balance as of 1 January 2008		23,882,023	18,012,979	9,741,701	567,324	2,920,000	45,011,111	100,135,138
Appraisal surplus on asset revaluation		-	-	1,247,695	-	-	126,204	1,373,899
Others		-	-	(5,044)	-	-	-	(5,044)
Revaluation deficit on investments		-	-	-	(153,275)	-	-	(153,275)
Net gain (loss) not recognised in the statement of income		-	-	1,242,651	(153,275)	-	126,204	1,215,580
Ordinary shares		50,579	-	-	-	-	-	50,579
Premium on ordinary shares		-	90,131	-	-	-	-	90,131
Net income		-	-	-	-	-	12,049,680	12,049,680
Dividend paid	14	-	-	-	-	-	(4,786,520)	(4,786,520)
Ending balance as of 30 September 2008		23,932,602	18,103,110	10,984,352	414,049	2,920,000	52,400,475	108,754,588

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2008 AND 2007

(Unaudited)

		Thousand Baht			
		Consolidated		The Bank	
	Notes	2008	2007	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES					
Income before income tax expense		17,819,817	16,133,131	17,079,855	16,097,673
Add(Less) Adjustments to reconcile net income before income tax to cash from operating activities					
Depreciation and amortization		2,167,797	1,437,439	1,822,470	1,352,393
Bad debt and doubtful accounts		3,087,754	2,637,714	2,986,518	2,776,520
Loss on debt restructuring		2,662,281	1,442,965	2,655,709	1,249,010
Interest income from amortization of revaluation allowance for debt restructuring		(105,379)	(130,877)	(103,281)	(102,983)
Loss (gain) on foreign exchange translation of long-term loans		56,580	(353,916)	56,580	(353,916)
Loss (gain) on revaluation of investments		65,981	(15,230)	65,981	(15,230)
Reversal on impairment of investments in securities		(451,305)	(103,989)	(446,922)	(99,373)
Amortization of goodwill	4	-	107,707	-	-
Gain on disposal of securities for investment		(407,157)	(714,326)	(377,803)	(682,663)
Discount amortization on debt instruments		(1,207,351)	(27,139)	(1,207,313)	(22,259)
Loss on impairment of investments in receivables		19,883	115,300	791	84,815
Loss on impairment of foreclosed properties		334,197	388,469	289,717	324,779
Reversal on impairment of other assets		(50,867)	(17,584)	(50,497)	(17,235)
Loss from a capital reduction in a subsidiary		-	-	-	43,140
Loss from sale of loans		45,313	-	45,313	-
Gain on disposal of premises and equipment		(1,067)	(9,428)	(1,001)	(2,833)
Reversal of loss on impairment of premises and equipment		(102,522)	-	(102,522)	-
Gain on transfer of financial assets		-	(9,834)	-	(5,055)
Share of profit from investments on equity method		(28,047)	(130,879)	-	-
Dividend income from associated companies		9,450	48,785	-	-
Effect from full consolidation		426,702	-	-	-
Amortization of discount on promissory note receivables		(16,355)	-	(6,426)	-
Amortization of discount on debentures		2,473	2,613	2,473	2,613
(Decrease) increase in other accrued expenses		(1,880,073)	767,650	(218,069)	764,973
Increase in other reserves		175,912	316,929	175,912	316,929
Income of minority interests		-	6	-	-
		22,624,017	21,885,506	22,667,485	21,711,298
Net income from interest and dividends		(31,607,533)	(27,286,264)	(31,283,971)	(27,537,560)
Proceeds from interest and dividends		44,622,101	42,746,773	43,921,784	43,075,510
Interest paid		(12,762,281)	(13,647,545)	(12,762,718)	(13,715,571)
Income tax paid		(6,633,441)	(4,214,054)	(6,451,796)	(4,072,627)
Income from operations before changes in operating assets and liabilities		16,242,863	19,484,416	16,090,784	19,461,050
(Increase) decrease in operating assets					
Interbank and money market items (assets)		(5,967,513)	(39,074,132)	(6,021,536)	(39,175,362)
Securities purchased under resale agreements		10,700,000	22,200,000	10,700,000	22,200,000
Investment for trading		(15,565,198)	(5,272,089)	(15,565,198)	(5,272,089)
Loans		(114,621,733)	(58,250,632)	(112,324,654)	(57,315,555)
Properties foreclosed		3,131,703	3,331,662	2,083,056	2,336,464
Other assets		(1,775,478)	(879,440)	(2,652,896)	(188,689)

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2008 AND 2007

(Unaudited)

		Thousand Baht			
		Consolidated		The Bank	
	Notes	2008	2007	2008	2007
Increase (decrease) in operating liabilities					
Deposits		88,395,005	61,112,910	88,615,313	60,925,319
Interbank and money market items (liabilities)		1,776,885	(1,742,814)	1,976,075	(1,859,074)
Liabilities payable on demand		(1,130,063)	673,118	(1,130,149)	673,118
Short-term borrowings		21,860,990	2,144,441	22,506,610	1,785,908
Other liabilities		10,401,671	(1,744,155)	8,952,415	(1,959,473)
Net Cash Provided by Operating Activities		13,449,132	1,983,285	13,229,820	1,611,617
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from disposal of available for sale investments		59,491,788	68,536,278	59,322,323	68,514,525
Proceeds from redemption of held to maturity debt instruments		1,769,722	4,665,434	1,589,722	4,365,434
Proceeds from disposal of general investments		617,373	344,953	614,726	326,002
Proceeds from a capital reduction in a subsidiary		-	-		440,000
Purchase of available for sale investments		(68,695,913)	(67,956,206)	(68,531,684)	(67,941,206)
Proceeds from collection of investments in receivables		253,295	59,493	24,332	23,087
Purchase of held to maturity debt instruments		(301,254)	(398,896)	(301,254)	(398,896)
Purchase of general investments		(87,654)	(6,698)	(106,654)	(6,698)
Proceeds from disposal of premises and equipment		1,168	11,207	1,016	3,670
Purchase of premises and equipment		(3,889,234)	(2,646,319)	(3,309,911)	(2,356,979)
Proceeds from disposal of intangible assets		5,032	-	-	-
Purchase of intangible assets		(2,173,992)	(1,890,833)	(2,094,313)	(1,878,864)
Net Cash Provided by (Used in) Investing Activities		(13,009,669)	718,413	(12,791,697)	1,090,075
CASH FLOWS FROM FINANCING ACTIVITIES					
Increase in long-term borrowings		4,377,271	107,684	4,377,270	107,684
Increase in share capital		50,579	58,216	50,579	58,216
Increase in premium on share capital		90,131	105,083	90,131	105,083
Payment of dividend	14	(4,786,520)	(4,178,500)	(4,786,520)	(4,178,500)
Net Cash Used in Financing Activities		(268,539)	(3,907,517)	(268,540)	(3,907,517)
Net decrease in cash and cash equivalents		170,924	(1,205,819)	169,583	(1,205,825)
Cash and cash equivalents as at 1 January		18,050,910	18,410,830	18,050,395	18,410,307
Cash and cash equivalents as at 30 September		18,221,834	17,205,011	18,219,978	17,204,482

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2008 (UNAUDITED)

Note	Contents	Page
1	General information	13
2	Basis of preparation of the financial statements	16
3	Use of Estimates and Judgements	16
4	Significant accounting policies	17
5	Supplementary information of cash flows	27
6	Investments	28
7	Loans and accrued interest receivables	54
8	Troubled debt restructuring	64
9	Allowance for doubtful accounts	69
10	Revaluation allowance for debt restructuring	71
11	Classified assets	71
12	Share capital and earnings per share	73
13	Capital requirements	75
14	Dividend payments	76
15	Assets pledged as collateral	76
16	Contingencies	77
17	Related party transactions and balances	79
18	Commitments	89
19	Enacted laws during the period	91
20	The financial positions and results of operations differentiated by domestic and overseas business	91
21	Reclassification of accounts	96
22	Approval of financial statements	96

These notes form an integral part of the financial statements.

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, ("the Bank"), is a registered public company located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand on 9 February 1976. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and certain major parts of the world. As of 30 September 2008 and 31 December 2007, the Bank had a total staff of 13,253 and 12,320 persons, respectively.

The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding of the Bank		
	Directly and Indirectly		
	30 September 2008	31 December 2007	30 September 2007
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	100.00	100.00	100.00
Kasikorn Research Center Co., Ltd. ("KResearch")	100.00	100.00	100.00
Kasikorn Asset Management Co., Ltd. ("KAsset") *	100.00	100.00	100.00
Kasikorn Securities Public Co., Ltd. ("KSecurities")	99.99	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KFactoring")	100.00	100.00	100.00
Kasikorn Leasing Co., Ltd. ("KLeasing")	100.00	100.00	100.00
Progress Land and Buildings Co., Ltd. ("PLB")	100.00	100.00	100.00
KHAO KLA Venture Capital Management Co., Ltd. ("KHAO KLA") *	100.00	100.00	100.00
K-SME Venture Capital Co., Ltd. ("K-SME")	100.00	100.00	100.00
Progress Gunpai Co., Ltd.	100.00	100.00	100.00
Progress Plus Co., Ltd.	100.00	100.00	100.00
Progress Facilities Management Co., Ltd.	100.00	100.00	100.00
Progress Management Co., Ltd.	100.00	100.00	100.00
Progress Software Co., Ltd.	100.00	100.00	100.00
Progress Storage Co., Ltd.	100.00	100.00	100.00
Progress Service Support Co., Ltd.	100.00	100.00	100.00
Progress Service Co., Ltd.	100.00	100.00	100.00
Progress HR Co., Ltd.	100.00	100.00	100.00
Progress Appraisal Co., Ltd.	100.00	100.00	100.00
Progress Collection Co., Ltd.	100.00	-	-

* Kasikorn Asset Management Co., Ltd. directly and indirectly holds 100% shares in KHAO KLA Venture Capital Management Co., Ltd.

Phethai Asset Management Company Limited is a company registered in the Kingdom of Thailand and was approved by the Bank of Thailand (BoT) on 13 October 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai-Phatra Tower 1, Floor 13-14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Kasikorn Research Center Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to support the Bank with research work and public relations.

Kasikorn Asset Management Company Limited is a company which was registered in the Kingdom of Thailand and is located at 252/6 Muang Thai-Phatra Tower 1, Floor 30 - 32, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main business is assets and funds management.

Kasikorn Securities Public Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are securities and investment banking.

Kasikorn Factoring Company Limited is a company which was registered in the Kingdom of Thailand and is located at 252/20 Muang Thai-Phatra Tower 1, Floor 16, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide factoring, finance leases, operating leases and hire purchases.

Kasikorn Leasing Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are leasing and hire purchases.

Progress Land and Buildings Company Limited is a company which was registered in the Kingdom of Thailand and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

KHAO KLA Venture Capital Management Company Limited is a company which was registered in the Kingdom of Thailand on 26 July 2007, and is located at 252/38 Muang Thai-Phatra Tower 1, Floor 30, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is securities investment management.

K-SME Venture Capital Company Limited is a company which was registered in the Kingdom of Thailand on 12 October 2007, and is located at 252/38 Muang Thai-Phatra Tower 1, Floor 30, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is venture capital.

Progress Gunpai Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are to provide transportation service of cash and valuable assets to Bank, including cash count service, packing and change of cash to Automatic Teller Machine.

Progress Plus Company Limited is a company which was registered in the Kingdom of Thailand and is located at 306 Suapa Road, Pomprab, Pomprab-satrupai, Bangkok. The company's main businesses are to deal in the business of agency/brokerage sales of inventories and/or service, contractor, particularly office stationery, printing matters and other goods.

Progress Facilities Management Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide building management services to the Bank and related parties.

Progress Management Company Limited is a company which was registered in the Kingdom of Thailand and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is engaged as the custodian and management of assets, received from debt settlement of the Bank including related parties' assets which have been transferred in, in order to keep these assets in good condition for sale or rent.

Progress Software Company Limited is a company which was registered in the Kingdom of Thailand and is located at 306 Suapa Road, Pomprab, Pomprab-satrupai, Bangkok. The company's main business is to render the service of designing program computer, training usage of program computer and computer.

Progress Storage Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide inventory management services, used as collateral for bank loan.

Progress Service Support Company Limited is a company which was registered in the Kingdom of Thailand and is located at 1 Kasikornbank Building, Soi Kasikornthai, Ratburana Road, Bangkok. The company's main business is to provide information relating the Bank's products and services through customer relationship channels, including selling and marketing via telephone banking.

Progress Service Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide drivers , security guards , cleaners and other related services for the Bank and related parties.

Progress HR Company Limited is a company which was registered in the Kingdom of Thailand and is located at 1019/15 Kasikornbank Building, Sanampao Branch, Floor 2-3, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company main business is to provide outsource employees services to the Bank and related parties.

Progress Appraisal Company Limited is a company which was registered in the Kingdom of Thailand and is located at 252, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to appraise the assets.

Progress Collection Company Limited is a company which was registered in the Kingdom of Thailand on 20 March 2008, and is located at 1 Kasikornbank Building, Soi Kasikornthai, Ratburana Road, Bangkok. The company's main businesses are collection and debt restructuring for consumer and corporate loans of the Bank and its subsidiaries.

The consolidated financial statements for the three-month and nine-month periods ended 30 September 2007 and for the year ended 31 December 2007 exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

The consolidated financial statements for the three-month and nine-month periods ended 30 September 2008 include all financial statements of the Bank's subsidiaries. (See impact of full consolidation in note 6)

The consolidated and the Bank only financial statements include the accounts of all branches; domestic and outside Thailand. Interbranch transactions have been eliminated.

2 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated 22 January 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated 3 August 2008, titled "Preparation and announcement of the financial statements of commercial banks and holding companies which are parent company of group of companies offering financial services" and in accordance with Thai Accounting Standards ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No. 41 (revised 2007), regarding Interim Financial Statements, and have been prepared for the purpose of providing an update on the financial statements for the year ended 31 December 2007. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2007.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand or million unless otherwise stated and are prepared under the historical cost basis except as disclosed in the accounting policies.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

3 USE OF ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with TAS and generally accepted accounting principles in Thailand requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying amounts of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, information about significant impact are as of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements are described in note 4 significant accounting policies and in the following notes:

Note	6	Investments
	8	Troubled debt restructuring
	9	Allowance for doubtful accounts
	10	Revaluation allowance for debt restructuring
	16	Contingencies
	18	Commitments

4 SIGNIFICANT ACCOUNTING POLICIES

4.1 Basis of consolidation

The consolidated financial statements comprise the Bank, its subsidiaries and its interest in associates. Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

Subsidiaries

Subsidiaries are those entities controlled by the Bank. Control exists when the Bank has the power, directly and indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

Business combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given at the date of exchange, plus cost directly attributable to the acquisition.

4.2 New and revised Thai Accounting Standards

In 2008, the Bank and its subsidiaries adopted the following new and revised Thai Accounting Standards (TAS) which are relevant to their operations:

TAS 25 (revised 2007)	*Cash Flow Statements*
TAS 29 (revised 2007)	*Leases*
TAS 35 (revised 2007)	*Presentation of Financial Statements*
TAS 39 (revised 2007)	*Accounting Policies, Changes in Accounting Estimates and Errors*
TAS 41 (revised 2007)	*Interim Financial Reporting*
TAS 43 (revised 2007)	*Business Combinations*
TAS 51	*Intangible Assets*

The adoption of these new and revised TAS does not how any material impact on the consolidated and the Bank–only financial statements, except for the change in accounting policy discussed in Note 4.3 to the interim financial statements in respect of goodwill and negative goodwill arising from business combination.

4.3 Change in accounting policy

The following change of accounting policy by the Bank and subsidiaries has no effect on the Bank only financial statement.

Until 31 December 2007, the Bank and subsidiaries accounted for goodwill and negative goodwill arising from a business combination at cost less accumulated amortisation and impairment losses. Amortisation was charged to the statement of income over the estimated useful life of 10 years.

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 (revised 2007) "Business Combinations" which is effective for accounting periods beginning on or after 1 January 2008. TAS 43 (revised 2007) requires that the acquirer shall, at the acquisition date, recognise goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses. Transitional provisions shall be applied to any goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to discontinue amortising such goodwill; eliminate the carrying amount of the related accumulated amortisation with a corresponding decrease in goodwill; and from the beginning of the first annual period beginning on or after 1 January 2008 test all goodwill arising from business combinations for impairment in accordance with TAS 36 "Impairment of Assets".

TAS 43 (revised 2007) also requires that any excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost, commonly referred to as "negative goodwill", shall be recognised immediately in profit or loss. Transitional provisions shall be applied to any negative goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that

arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to derecognise such negative goodwill at the beginning of that period, with a corresponding adjustment to the opening balance of retained earnings.

The Bank and subsidiaries has, accordingly, changed its accounting policy for goodwill and negative goodwill as discussed above. The financial statements for the year ended 31 December 2007 have not been affected by this change in accounting policy. The effect of the change in accounting policy on the consolidated financial statements for the three-month and nine-month periods ended 30 June 2008 is to reduce the charge to the statement of income resulting from the amortisation of goodwill that would have been recognised under the previous accounting policy by approximately Baht 36 million and Baht 108 million, respectively, with a corresponding increase in reported profit for the period. Management has determined that there is no impairment in the carrying value of goodwill as at 30 September 2008.

4.4 Cash and cash equivalents

Cash and cash equivalents represent cash in hand and cash items in the process of collection.

4.5 Investments

Investments in subsidiaries and associates

Investments in subsidiaries and associates in the Bank only financial statements are accounted for using the cost method.

Investments in other debt and equity securities

Investments in debt instruments or marketable equity securities held for trading are classified as trading investments and are stated at fair value, with any resultant gain or loss being recognized in the statement of income.

Investments in debt instruments that the Bank and its subsidiaries intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost after deduction of allowance for impairment. The difference between the acquisition cost and redemption value of such debt securities is amortized using the effective interest rate method over the period to maturity.

Investments in debt instruments or marketable equity securities other than those securities held for trading or intended to be held to maturity are classified as available-for-sale investments and are stated at fair value with any resultant gain or loss being recognized directly in equity. The exceptions are impairment losses and foreign exchange gains and losses, which are recognized in the statement of income. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is accounted for in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest rate method is recognized in the statement of income.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables are stated at acquisition cost after deducting the allowance for impairment. When debt restructuring is required, the balance is recorded as a loan at fair value, in accordance with the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as gain or loss on transfer of financial assets in the statement of income.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal. Interest income from investments in receivables is recognized by using the effective yield method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Market Association Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Market Association as of the end of the period. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

Disposal of investments

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognized in the statement of income.

Cost of investments sold is calculated by using the weighted average method.

4.6 Loans

Except in case of loans affected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

4.7 Allowance for doubtful accounts

Allowance for doubtful accounts is determined through methods based on the Bank of Thailand's regulations and based on the Bank's estimated loan loss. The allowance for non-performing loans has been specifically determined by the natures of loans and the related factors such as payment ability, collateral, historical loss and estimated loss, etc. The allowance for performing loans has been assessed based upon general related factors such as historical loss, credit

risk, economic conditions and management experience, etc. For corporate loans, the allowance is determined on a case by case basis while the allowance for retail loans is determined on portfolio basis with similar risk characteristics.

Based on BoT's regulations, the Bank and certain subsidiaries have classified their loan portfolios into six categories, primarily based on the non-accrual period. For loans classified as pass and special-mention, the calculation of allowances for doubtful accounts is based on the regulatory minimum percentage requirement, taking into consideration the collateral value, where the collateral type and date of the latest appraisal are qualifying factors. For loans classified as sub-standard, doubtful and doubtful of loss, the allowances on these accounts will be set at 100 percent for the difference between the outstanding book value of the debt and the present value of future cashflows expected to be received or the expected proceeds from the disposal of collateral in accordance with the BoT's regulations.

4.8 Troubled debt restructuring

The Bank and the asset management subsidiary record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with a high probability of default on their contractual obligations and agreement. In this latter case, the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

4.9 Properties foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

4.10 Premises and equipment and depreciation

Premises and equipment are stated at cost less accumulated depreciation and impairment losses except for land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of the property's existing use at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

- Revalued assets

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset.

Upon disposal, any related revaluation surplus is transferred directly from the revaluation reserve to retained earnings and is not taken into account when calculating the gain or loss on disposal.

- Leased assets

Leases under which the Bank and its subsidiaries substantially assume all the risk and rewards of ownership are classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statements of income.

- Subsequent expenditure

Subsequent expenditure relating to an item of premises and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

- Depreciation

Depreciation is charged to the statement of income over the estimated useful lives of each item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

Buildings	50 years
Equipment	5-15 years

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

4.11 Intangible assets

- **Goodwill** (See change in accounting policy disclosure in Note 4.3)

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

For the financial statements whose period begins before 1 January 2008, goodwill and negative goodwill are stated at cost less accumulated amortization and impairment losses.

For the financial statements whose period begins on or after 1 January 2008:

- goodwill and negative goodwill, carried in the financial statements that arose from a business combination for which the agreement date was before 1 January 2008, are stated at cost less accumulated amortization as of 31 December 2007 and impairment losses.
- goodwill arose from a business combination for which the agreement date begins on or after 1 January 2008, are stated at cost less accumulated impairment losses. Negative goodwill is recognized as income in the statement of income in the year of the business combination.

- **Other intangible assets**

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- **Amortization**

Amortization is charged to the statement of income on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Goodwill and negative goodwill presented in the financial statements whose periods begin before 1 January 2008 and other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Goodwill presented in the financial statements	
Whose period begins before 1 January 2008	10 years
Leasehold rights	Over the lease periods
Software licenses	5-15 years
Deferred underwriting license fee and deferred stock exchange membership fee	5 years

4.12 Impairment

The carrying amount of the Bank and its subsidiaries' assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognized in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

4.13 Interest-bearing liabilities

Interest-bearing liabilities are recognized initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowings.

4.14 Provisions

A provision is recognized in the balance sheet when the Bank has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for commitments as off-balance sheet items are determined by credit risk transactions ie., Avals on bills, Acceptances, letters of indemnity - borrowing, other guarantees and letters of credit, etc. A provision is recognized when the transactions relate to loans that are classified as sub-standard, doubtful, doubtful of loss and loss assets. The provisions have been specifically determined by using the same rate as the allowance for doubtful accounts on each of those loans.

4.15 Derivatives

Trading Derivative Trading derivatives are carried at fair value. The fair value of derivatives is determined based upon liquid (observable) market prices evidenced by exchange traded prices, broker/dealer quotations, or prices of other transactions with similarly rated counterparties or based upon a valuation technique incorporating observable market data. It includes an adjustment for individual counterparty credit risk and other adjustments, as appropriate, to reflect liquidity and ongoing servicing costs. The changes in fair value which include realized and unrealized gains or losses are recognized in the statement of income as part of gain on exchange and assets or liabilities in the balance sheet.

Hedging Derivative The Bank manages its banking exposures to market rate movements outside the trading activities through the use of derivatives, including interest rate swaps, interest rate future and forward exchange contracts. Gain loss resulting from the changes in fair values of contracts are recognized in accordance with the standard accounting treatment for revenues or expenses on hedged items as follows:

1. Where hedged items are carried at fair value, hedging instruments are carried at fair value consistently.
2. Where hedged items are carried on an accrual basis, then hedging instruments carry the accrual consistently.

Hybrid Instrument includes a non-derivative host contract and an embedded derivative. The host contract shall be accounted for under the classification of the host contract. An embedded derivative shall be separated from the host contract and accounted for as a derivative which is carried at fair value, if and only if:

1. The economic characteristics and risks of the host contract and the embedded derivative are not closely related;
2. A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and;
3. The hybrid instrument is not recognized at fair value through the statement of income.

If an embedded derivative is not separated, the hybrid instrument shall be accounted for under the classification of the host contract. Changes in the fair value of separable embedded derivatives are recognized in the statement of income.

Deposit and borrowing transactions with embedded derivatives

The Bank's management approach relating to accounting and fair value assessment relating to deposit and borrowing transactions with embedded derivatives (structured notes) are consistent with those of International Accounting Standard No. 39 (IAS 39) and the BoT notification number SOR NOR SOR 13/2551, dated 3 August 2008, titled "Permission for Commercial Banks to Undertake Deposit or Borrowing Transactions with Embedded Derivatives", which requires commercial banks to apply IAS 39 to structured note products.

Day One Profit Gains or losses from trading derivative and hybrid instrument are recognized at inception in the statement of income when the fair value of that derivative is determined based upon observable market data or supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The Bank amortizes initial gains or losses on derivative transactions on a straight-line basis or on an effective interest rate basis over the life of the contract where the fair value is based upon unobservable market data. The unamortized gains or losses are recognized in the statement of income when the market data becomes observable.

4.16 Employee benefits

- Staff retirement benefits

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to recognize an appropriate amount as a provision for each period.

- Provident fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on 16 August 1994. According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

4.17 Recognition of interest income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

In compliance with the Bank of Thailand's regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than three months in arrears.

The asset management subsidiaries recognize interest income on investments in receivables and loans on a cash basis.

Income from factoring of a subsidiary is recognized on an accrual basis.

The lease income of a subsidiary is recognized as follows:

- Income under finance lease agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.
- Income under operating lease agreements is recognized on the basis of installment payments due. When installment payments are in arrears for more than three months, the cash basis is adopted.

4.18 Recognition of interest expense

Interest expense is recognized on an accrual basis.

4.19 Income tax

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date.

4.20 Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the period.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

4.21 Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Thai Baht at the rates of exchange prevailing on the dates of the transactions. Assets and liabilities including the balance sheet of the Bank's foreign branches that are denominated in foreign currencies at the end of the period are translated into Thai Baht at the reference rates announced by the BoT on that date. The statements of income of the Bank's foreign branches are translated into Thai Baht at the reference rates announced by the BoT at the month end rate.

Exchange gains or losses on translation and on transactions in foreign currencies including foreign exchange differences arising on the translation of financial statements of the Bank's foreign branches are included in revenues and expenses for the period.

5 SUPPLEMENTARY INFORMATION OF CASH FLOWS

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus on investments and have presented it as a change in equity for the nine – month periods ended 30 September as follows:

	(Million Baht)	
	Consolidated	
	2008	2007
Revaluation (deficit) surplus on investments	(154)	1,151

	(Million Baht)	
	The Bank	
	2008	2007
Revaluation (deficit) surplus on investments	(153)	1,154

For the nine – month periods ended 30 September 2008 and 2007, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 126 million and Baht 103 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For the nine – month periods ended 30 September 2008 and 2007, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 1,020 million and Baht 806 milion, respectively, on a consolidated basis, and Baht 983 million and Baht 725 million, respectively, for the Bank only.

6 INVESTMENTS

Investments consisted of:

(Million Baht)

	Consolidated 30 September 2008			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	16,023	6	(75)	15,954
1.1.2 Private enterprise debt instruments	2,801	3	-	2,804
1.1.3 Marketable equity securities - domestic	293	18	-	311
Total	19,117	27	(75)	19,069
(Less) Allowance for revaluation	(48)			-
Total	19,069			19,069
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	69,912	368	(187)	70,093
1.2.2 Foreign debt instruments	1,362	-	-	1,362
1.2.3 Marketable equity securities - domestic	378	212	(204)	386
1.2.4 Others	12	-	-	12
Total	71,664	580	(391)	71,853
Add Allowance for revaluation	336			-
Less Allowance for impairment	(147)			-
Total	71,853			71,853
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,239	-	(6)	2,233
1.3.2 Private enterprise debt instruments	841	6	-	847
1.3.3 Foreign debt instruments	953	-	-	953
Total	4,033	6	(6)	4,033
1.4 General investments				
1.4.1 Non-marketable equity securites domestic	249	-	(248)	1
Less Allowance for impairment	(248)			-
Total	1			1
Total Current Investments - net	94,956			94,956

(Million Baht)

	Consolidated			
	30 September 2008			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	14,518	32	(60)	14,490
2.1.2 Private enterprise debt instruments	809	2	(46)	765
2.1.3 Foreign debt instruments	1,501	28	(12)	1,517
2.1.4 Marketable equity securities domestic	88	89	(1)	176
Total	16,916	151	(119)	16,948
Add Allowance for revaluation	77			-
Less Allowance for impairment	(45)			-
Total	16,948			16,948
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	5,099	47	(2)	5,144
2.2.2 Private enterprises debt instruments	585	-	(585)	-
Total	5,684	47	(587)	5,144
Less Allowance for impairment	(585)			-
Total	5,099			5,144
2.3 General investments				
2.3.1 Non-marketable equity securities domestic	1,789	-	(103)	1,686
2.3.2 Non-marketable equity securities overseas	306	-	(265)	41
2.3.3 Investments in receivables	755	-	(267)	488
Total	2,850	-	(635)	2,215
Less Allowance for impairment	(635)			-
Total	2,215			2,215
Total Long-term Investments - net	24,262			24,307

(Million Baht)

	Consolidated			
	31 December 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	1,816	15	(8)	1,823
1.1.2 Private enterprise debt instruments	1,339	1	(1)	1,339
1.1.3 Marketable equity securities - domestic	325	10	-	335
Total	3,480	26	(9)	3,497
Add Allowance for revaluation	17			-
Total	3,497			3,497
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	32,279	315	(138)	32,456
1.2.2 Private enterprise debt instruments	445	5	-	450
1.2.3 Foreign debt instruments	17,217	39	(6)	17,250
1.2.4 Marketable equity securities - domestic	949	247	(661)	535
1.2.5 Others	20	1	-	21
Total	50,910	607	(805)	50,712
Add Allowance for revaluation	395			-
Less Allowance for impairment	(593)			-
Total	50,712			50,712
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	561	-	(1)	560
1.3.2 Private enterprise debt instruments	28	-	-	28
1.3.3 Foreign debt instruments	271	-	-	271
Total	860	-	(1)	859
1.4 General investments				
1.4.1 Non-marketable equity securites - domestic	253	-	(248)	5
Less Allowance for impairment	(248)			-
Total	5			5
Total Current Investments - net	55,074			55,073

(Million Baht)

	Consolidated			
	31 December 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise scurities	25,351	50	(105)	25,296
2.1.2 Private enterprise debt instruments	560	3	(47)	516
2.1.3 Foreign debt instruments	1,496	13	(5)	1,504
2.1.4 Marketable equity securities- domestic	85	218	-	303
Total	27,492	284	(157)	27,619
Add Allowance for revaluation	173			-
Less Allowance for impairment	(46)			-
Total	27,619			27,619
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	7,437	37	(20)	7,454
2.2.2 Private enterprises debt instruments	1,467	15	(585)	897
2.2.3 Foreign debt instruments	1,520	-	-	1,520
Total	10,424	52	(605)	9,871
Less Allowance for impairment	(585)			-
Total	9,839			9,871
2.3 General investments				
2.3.1 Non-marketable equity securities-domestic	1,730	-	(102)	1,628
2.3.2 Non-marketable equity securities-overseas	306	-	(264)	42
2.3.3 Investments in receivables	1,009	-	(274)	735
Total	3,045	-	(640)	2,405
Less Allowance for impairment	(640)			-
Total	2,405			2,405
Total Long-term Investments - net	39,863			39,895

(Million Baht)

	The Bank 30 September 2008			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises	16,023	6	(75)	15,954
1.1.2 Private enterprises debt instruments	2,801	3	-	2,804
1.1.3 Marketable equity securities domestic	293	18	-	311
Total	19,117	27	(75)	19,069
Less Allowance for revaluation	(48)			-
Total	19,069			19,069
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	69,912	368	(187)	70,093
1.2.2 Foreign debt instruments	1,362	-	-	1,362
1.2.3 Marketable equity securities - domestic	378	212	(204)	386
Total	71,652	580	(391)	71,841
Add Allowance for revaluation	336			-
Less Allowance for impairment	(147)			-
Total	71,841			71,841
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,239	-	(6)	2,233
1.3.2 Private enterprises debt instruments	841	6	-	847
1.3.3 Foreign debt instruments	953	-	-	953
Total	4,033	6	(6)	4,033
1.4 General investments				
1.4.1 Non-marketable equity securites domestic	249	-	(248)	1
Less Allowance for impairment	(248)			-
Total	1			1
Total Current Investments - net	94,944			94,944

(Million Baht)

	The Bank			
	30 September 2008			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	14,518	32	(60)	14,490
2.1.2 Private enterprises debt instruments	809	2	(46)	765
2.1.3 Foreign debt instruments	1,501	28	(12)	1,517
2.1.4 Marketable equity securities domestic	85	88	-	173
Total	16,913	150	(118)	16,945
Add Allowance for revaluation	78			-
Less Allowance for impairment	(46)			-
Total	16,945			16,945
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	5,099	46	(2)	5,143
2.2.2 Private enterprises debt instruments	585	-	(585)	-
Total	5,684	46	(587)	5,143
Less Allowance for impairment	(585)			-
Total	5,099			5,143
2.3 General investments				
2.3.1 Non-marketable equity securities domestic	1,653	-	(84)	1,569
2.3.2 Non-marketable equity securities overseas	306	-	(265)	41
2.3.3 Investments in receivables	708	-	(252)	456
Total	2,667	-	(601)	2,066
Less Allowance for impairment	(601)			-
Total	2,066			2,066
Total Long-term Investments - net	24,110			24,154

(Million Baht)

	The Bank			
	31 December 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises	1,816	15	(8)	1,823
1.1.2 Private enterprises debt instruments	1,339	1	(1)	1,339
1.1.3 Marketable equity securities domestic	325	10	-	335
Total	3,480	26	(9)	3,497
Add Allowance for revaluation	17			-
Total	3,497			3,497
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	32,279	315	(138)	32,456
1.2.2 Private enterprises debt instruments	445	5	-	450
1.2.3 Foreign debt instruments	17,217	39	(6)	17,250
1.2.4 Marketable equity securities - domestic	949	247	(661)	535
Total	50,890	606	(805)	50,691
Add Allowance for revaluation	394			-
Less Allowance for impairment	(593)			-
Total	50,691			50,691
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	381	-	(1)	380
1.3.2 Private enterprises debt instruments	28	-	-	28
1.3.3 Foreign debt instruments	271	-	-	271
Total	680	-	(1)	679
1.4 General investments				
1.4.1 Non-marketable equity securities - domestic	253	-	(248)	5
Less Allowance for impairment	(248)			-
Total	5			5
Total Current Investments - net	54,873			54,872

(Million Baht)

	The Bank			
	31 December 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	25,351	50	(105)	25,296
2.1.2 Private enterprises debt instruments	560	3	(47)	516
2.1.3 Foreign debt instruments	1,496	13	(5)	1,504
2.1.4 Marketable equity securities domestic	85	218	-	303
Total	27,492	284	(157)	27,619
Add Allowance for revaluation	173			-
Less Allowance for impairment	(46)			-
Total	27,619			27,619
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	7,437	37	(20)	7,454
2.2.2 Private enterprises debt instruments	1,467	15	(585)	897
2.2.3 Foreign debt instruments	1,520	-	-	1,520
Total	10,424	52	(605)	9,871
Less Allowance for impairment	(585)			-
Total	9,839			9,871
2.3 General investments				
2.3.1 Non-marketable equity securities domestic	1,673	-	(84)	1,589
2.3.2 Non-marketable equity securities overseas	306	-	(265)	41
2.3.3 Investments in receivables	733	-	(251)	482
Total	2,712	-	(600)	2,112
Less Allowance for impairment	(600)			-
Total	2,112			2,112
Total Long-term Investments - net	39,570			39,602

As at 30 September 2008 and 31 December 2007, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from TAMC of Baht 3,699 million and Baht 3,981 million, respectively.

Gain on investments presented in the statement of income consisted of:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended 30 September		For the Three-Month Periods Ended 30 September	
	2008	2007	2008	2007
Gain on disposal of investments				
Held for trading investments	48	74	43	74
Available-for-sale investments	128	309	126	309
General investments	8	1	8	1
Investments in receivables	2	31	-	-
Total	186	415	177	384
Loss on disposal of investments				
Held for trading investments	(38)	(47)	(40)	(47)
Available-for-sale investments	(7)	(198)	(4)	(198)
General investments	-	(14)	-	(14)
Total	(45)	(259)	(44)	(259)
(Loss) gain from revaluation of investments	(30)	3	(30)	3
(Loss) reversal on impairment				
Investments in securities	3	15	-	15
Investments in receivables	(1)	(4)	(1)	(4)
Total	2	11	(1)	11
Total Gain on Investments	113	170	102	139

(Million Baht)

	Consolidated		The Bank	
	For the Nine-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2008	2007	2008	2007
Gain on disposal of investments				
Held for trading investments	251	524	226	524
Available-for-sale investments	296	871	293	864
General investments	589	185	588	183
Investments in receivables	29	41	-	-
Total	1,165	1,621	1,107	1,571
Loss on disposal of investments				
Held for trading investments	(176)	(99)	(178)	(99)
Available-for-sale investments	(506)	(316)	(503)	(316)
General investments	-	(88)	-	(88)
Total	(682)	(503)	(681)	(503)
Gain on transfer of financial assets	-	10	-	5
Loss from a capital reduction in a subsidiary	-	-	-	(43)
(Loss) gain from revaluation of investments	(66)	15	(66)	15
Reversal (loss) on impairment				
Investments in securities	451	98	447	100
Investments in receivables	(20)	(85)	(1)	(85)
Total	431	13	446	15
Total Gain on Investments	848	1,156	806	1,060

Revaluation surplus on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
Revaluation surplus on investments				
Debt instruments	170	170	170	170
Equity securities	244	397	244	397
Share of revaluation surplus in subsidiaries and associated companies on the equity method	-	1	-	-
Total	414	568	414	567

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	30 September 2008				31 December 2007			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	61,610	15,518	7,302	84,430	15,764	26,058	15,808	57,630
1.2 Private enterprise debt Instruments	-	809	-	809	1,005	-	-	1,005
1.3 Foreign debt instruments	1,362	1,501	-	2,863	17,217	1,496	-	18,713
Total	62,972	17,828	7,302	88,102	33,986	27,554	15,808	77,348
(Less) Add Allowance for revaluation	(154)	38	287	171	36	(26)	161	171
Less Allowance for impairment	-	(46)	-	(46)	-	(46)	-	(46)
Total	62,818	17,820	7,589	88,227	34,022	27,482	15,969	77,473
2. Held-to-maturity debt Instruments								
2.1 Government and state enterprise securities	2,239	4,038	1,061	7,338	561	6,355	1,082	7,998
2.2 Private enterprise debt Instruments	841	-	585	1,426	28	882	585	1,495
2.3 Foreign debt instruments	953	-	-	953	270	1,521	-	1,791
Total	4,033	4,038	1,646	9,717	859	8,758	1,667	11,284
Less Allowance for impairment	-	-	(585)	(585)	-	-	(585)	(585)
Total	4,033	4,038	1,061	9,132	859	8,758	1,082	10,699
Total Debt Instruments	66,851	21,858	8,650	97,359	34,881	36,240	17,051	88,172

(Million Baht)

	The Bank							
	30 September 2008				31 December 2007			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	61,610	15,518	7,302	84,430	15,764	26,058	15,808	57,630
1.2 Private enterprise debt Instruments	-	809	-	809	1,005	-	-	1,005
1.3 Foreign debt instruments	1,362	1,501	-	2,863	17,217	1,496	-	18,713
Total	62,972	17,828	7,302	88,102	33,986	27,554	15,808	77,348
(Less) Add Allowance for revaluation	(154)	38	287	171	36	(26)	161	171
Less Allowance for impairment	-	(46)	-	(46)	-	(46)	-	(46)
Total	62,818	17,820	7,589	88,227	34,022	27,482	15,969	77,473
2. Held-to-maturity debt Instruments								
2.1 Government and state enterprise securities	2,239	4,038	1,061	7,338	381	6,355	1,082	7,818
2.2 Private enterprise debt Instruments	841	-	585	1,426	28	882	585	1,495
2.3 Foreign debt instruments	953	-	-	953	270	1,521	-	1,791
Total	4,033	4,038	1,646	9,717	679	8,758	1,667	11,104
Less Allowance for impairment	-	-	(585)	(585)	-	-	(585)	(585)
Total	4,033	4,038	1,061	9,132	679	8,758	1,082	10,519
Total Debt Instruments	66,851	21,858	8,650	97,359	34,701	36,240	17,051	87,992

Investments held by the Bank and its subsidiaries in financial institutions that were closed on 8 December 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

	Consolidated 30 September 2008						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	-	131	-	-	-	(131)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	-	-	-	-	-	-	-
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	646	498	-	-	-	(1,144)
4. Investment in receivables with uncertainty in settlement or in default	744	-	-	478	-	-	(266)
Total	744	646	629	478	-	-	(1,541)

(Million Baht)

Consolidated

31 December 2007

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	-	131	-	-	-	(131)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	-	-	-	-	-	-	-
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	896	498	-	1	-	(1,393)
4. Investment in receivables with uncertainty in settlement or in default	979	-	-	705	-	-	(274)
Total	979	896	629	705	1	-	(1,798)

(Million Baht)

	The Bank 30 September 2008						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	-	131	-	-	-	(131)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	-	-	-	-	-	-	-
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	646	498	-	-	-	(1,144)
4. Investment in receivables with uncertainty in settlement or in default	698	-	-	447	-	-	(251)
Total	698	646	629	447	-	-	(1,526)

(Million Baht)

	The Bank 31 December 2007						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	-	131	-	-	-	(131)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	-	-	-	-	-	-	-
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	896	498	-	1	-	(1,393)
4. Investment in receivables with uncertainty in settlement or in default	702	-	-	451	-	-	(251)
Total	702	896	629	451	1	-	(1,775)

For the nine-month periods ended 30 September 2008 and 2007, change in the investments in subsidiaries and associated companies were as follows:

(Million Baht)

	Note	Consolidated		The Bank	
		2008	2007	2008	2007
Net book value at 1 January		589	483	9,357	9,740
Share of profit from investments on equity method		35	131	-	-
Establishment of a new company	1	-	-	5	-
Effect from full consolidation	1	(427)	-	-	
Sale		-	(2)	-	(14)
Dividend income		(9)	(49)	-	-
Reversal of allowance for impairment		6	12	-	14
Capital increase		-	-	100	-
Write – off		-	-	-	(483)
Others		4	14	-	-
Net book value at 30 September		198	589	9,462	9,257

Investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

		% Shareholding		Consolidated				The Bank			
				Investments				Investments			
	Type of Business	Directly and indirectly		Cost method		Equity method		Cost method		Dividend income	
		30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	30 September 2007
Phethai Asset Management Co., Ltd.	Asset Management	100.00%	100.00%	-	-	-	-	5,998	5,998	-	-
Kasikorn Research Center Co., Ltd.	Service	100.00%	100.00%	-	-	-	-	6	6	-	-
Kasikorn Asset Management Co., Ltd.	Mutual Fund Management	100.00%	100.00%	-	-	-	-	2,003	2,003	274	600
Kasikorn Securities Public Co., Ltd.	Securities Business	99.99%	99.99%	-	-	-	-	1,312	1,312	-	-
Kasikorn Factoring Co., Ltd.	Lending	100.00%	100.00%	-	-	-	-	237	237	-	-
Kasikorn Leasing Co., Ltd.	Lending	100.00%	100.00%	-	-	-	-	900	900	-	-
Progress Land and Buildings Co., Ltd.	Property Development	100.00%	100.00%	-	-	-	-	639	639	-	-
KHAO KLA Venture Capital Management Co., Ltd.*	Venture Capital Management	100.00%	100.00%	-	-	-	-	-	-	-	-
K-SME Venture Capital Co., Ltd.	Venture Capital	100.00%	100.00%	-	-	23	-	200	100	-	-
Progress Gunpai Co., Ltd.	Service	100.00%	100.00%	-	21	-	144	21	21	-	-
Progress Plus Co., Ltd.	Service	100.00%	100.00%	-	4	-	31	4	4	1	5
Progress Facilities Management Co., Ltd.	Service	100.00%	100.00%	-	5	-	15	5	5	5	5

* The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd

(Million Baht)

		% Shareholding		Consolidated				The Bank			
				Investments				Investments			
	Type of Business	Directly and indirectly		Cost method		Equity method		Cost method		Dividend income	
		30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	30 September 2007
Progress Management Co., Ltd.	Service	100.00%	100.00%	-	6	-	27	6	6	1	1
Progress Software Co., Ltd.	Service	100.00%	100.00%	-	18	-	107	19	18	2	20
Progress Storage Co., Ltd.	Service	100.00%	100.00%	-	3	-	18	3	3	4	3
Progress Services Support Co., Ltd.	Service	100.00%	100.00%	-	4	-	8	4	4	-	-
Progress Services Co., Ltd.	Service	100.00%	100.00%	-	2	-	21	2	2	10	10
Progress HR Co., Ltd.	Service	100.00%	100.00%	-	1	-	11	1	1	-	-
Progress Appraisal Co., Ltd.	Service	100.00%	100.00%	-	5	-	45	5	5	-	-
Progress Collection Co., Ltd.	Service	100.00%	-	-	-	-	-	5	-	-	-
Processing Center Co., Ltd.	Service	30.00%	30.00%	3	3	174	160	3	3	9	5
N.C. Associate Co., Ltd.	Trading	-	28.23%	-	1	-	-	-	1	-	-
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	2	2	2	2	-	-
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	6	12	355	355	-	-
Total				360	430	205	601	11,730	11,625	306	649
Less Allowance for impairment				(356)	(356)	(7)	(12)	(2,268)	(2,268)	-	-
Investments in Subsidiaries and Associated Companies – Net				4	74	198	589	9,462	9,357	306	649

The recording of investments in subsidiaries and associated companies using the equity method in the consolidated financial statements is based on financial information obtained from audited or unaudited financial statements and from management information that has not been audited or reviewed by the auditors.

As of 30 September 2008 and 31 December 2007, investments held by the Bank and its subsidiaries, that were more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
Agricultural and mining	49	49	-	-
Manufacturing and commerce	20	20	20	20
Property development and construction	555	568	555	568
Infrastructure and services	276	276	271	271
Others	336	336	336	336
Total	1,236	1,249	1,182	1,195

dThe financial positions and results of operations of the Bank's subsidiaries are set out below:

(Million Baht)

	Balance Sheets					
	30 September 2008 (Unaudited)			31 December 2007		
	Total Assets	Total Liabilities	Equity	Total Assets	Total Liabilities	Equity
Phethai Asset Management Co., Ltd.	5,246	877	4,369	8,123	3,855	4,268
Kasikorn Research Center Co., Ltd.	40	9	31	44	16	28
Kasikorn Asset Management Co., Ltd.	1,101	202	899	1,032	238	794
Kasikorn Securities Public Co., Ltd.	1,019	318	701	1,587	940	647
Kasikorn Factoring Co., Ltd.	4,861	4,402	459	4,335	3,927	408
Kasikorn Leasing Co., Ltd.	29,587	28,788	799	22,944	22,153	791
Progress Land and Buildings Co., Ltd.	486	2	484	488	4	484
KHAO KLA Venture Capital Management Co., Ltd.*	6	-	6	5	1	4
K-SME Venture Capital Co., Ltd.	198	-	198	100	1	99
Progress Gunpai Co., Ltd.	324	143	181	293	149	144
Progress Plus Co., Ltd.	78	43	35	115	84	31
Progress Facilities Management Co., Ltd.	30	16	14	31	16	15
Progress Management Co., Ltd.	36	6	30	35	8	27
Progress Software Co., Ltd.	277	125	152	165	58	107
Progress Storage Co., Ltd.	26	4	22	22	4	18
Progress Services Support Co., Ltd.	38	17	21	30	23	7
Progress Services Co., Ltd.	29	10	19	29	10	19
Progress HR Co., Ltd.	56	40	16	50	41	9
Progress Appraisal Co., Ltd.	94	27	67	63	24	39
Progress Collection Co., Ltd.	6	1	5	-	-	-
	43,538	35,030	8,508	39,491	31,552	7,939

*The Bank holds 100.00% of shares indirectly through Kasikorn Asset Management Co., Ltd.

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

	For the Three-Month Periods Ended 30 September							
	2008				2007			
	(Unaudited)							
	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)
Phethai Asset Management Co., Ltd.	90	45	45	0.07	154	184	(30)	(0.05)
Kasikorn Research Center Co., Ltd.	18	17	1	15.96	15	14	1	12.08
Kasikorn Asset Management Co., Ltd.	397	269	128	4.71	295	198	97	3.58
Kasikorn Securities Public Co., Ltd.	70	77	(7)	(0.10)	94	70	24	0.40
Kasikorn Factoring Co., Ltd.	105	71	34	21.01	94	70	24	15.06
Kasikorn Leasing Co., Ltd.	551	586	(35)	(0.39)	380	358	22	0.25
Progress Land and Buildings Co., Ltd.	2	3	(1)	(0.10)	4	7	(3)	(0.44)
KHAO KLA Venture Capital Management Co., Ltd.*	1	2	(1)	(0.98)	-	-	-	-
K-SME Venture Capital Co., Ltd.	-	1	(1)	(0.05)	-	-	-	-
Progress Gunpai Co., Ltd.	116	96	20	55.68	91	79	12	61.18
Progress Plus Co., Ltd.	77	77	-	(0.61)	52	52	-	(0.37)
Progress Facilities Management Co., Ltd.	20	20	-	12.71	20	19	1	29.01
Progress Management Co., Ltd.	16	14	2	24.98	15	14	1	28.73
Progress Software Co., Ltd.	149	134	15	149.06	74	61	13	122.61
Progress Storage Co., Ltd.	14	11	3	99.10	9	8	1	62.92
Progress Services Support Co., Ltd.	30	28	2	43.00	26	25	1	24.42
Progress Services Co., Ltd.	51	48	3	164.23	42	39	3	143.83
Progress HR Co., Ltd.	123	121	2	269.78	94	91	3	268.03
Progress Appraisal Co., Ltd.	81	66	15	2,879.76	60	52	8	1,590.18
Progress Collection Co., Ltd.	8	8	-	3.40	-	-	-	-
	1,919	1,694	225		1,519	1,341	178	

*The Bank holds 100.00% of shares indirectly through Kasikorn Asset Management Co., Ltd.

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For the Nine-Month Periods Ended 30 September

(Unaudited)

	2008 Revenue	2008 Expenses	2008 Net Profit (Loss)	2008 Earnings (Loss) per Share (Baht)	2007 Revenue	2007 Expenses	2007 Net Profit (Loss)	2007 Earnings (Loss) per Share (Baht)
Phethai Asset Management Co., Ltd.	189	87	102	0.17	412	430	(18)	(0.03)
Kasikorn Research Center Co., Ltd.	53	51	2	22.75	50	44	6	59.89
Kasikorn Asset Management Co., Ltd.	1,162	783	379	13.95	820	568	252	9.29
Kasikorn Securities Public Co., Ltd.	283	244	39	0.65	259	191	68	1.13
Kasikorn Factoring Co., Ltd.	300	249	51	32.02	294	202	92	57.57
Kasikorn Leasing Co., Ltd.	1,492	1,484	8	0.09	924	915	9	0.11
Progress Land and Buildings Co., Ltd.	6	6	-	0.07	14	20	(6)	(0.57)
KHAO KLA Venture Capital Management Co., Ltd.*	2	6	(4)	(5.38)	-	-	-	-
K-SME Venture Capital Co., Ltd.	-	2	(2)	(0.09)	-	-	-	-
Progress Gunpai Co., Ltd.	322	284	38	187.03	267	227	40	200.18
Progress Plus Co., Ltd.	255	250	5	21.41	175	173	2	7.35
Progress Facilities Management Co., Ltd.	60	57	3	64.30	58	54	4	84.00
Progress Management Co., Ltd.	51	47	4	63.77	46	42	4	69.21
Progress Software Co., Ltd.	362	315	47	469.68	204	175	29	288.54
Progress Storage Co., Ltd.	34	26	8	260.31	26	21	5	179.93
Progress Services Support Co., Ltd.	97	84	13	317.32	73	71	2	47.28
Progress Services Co., Ltd.	144	135	9	463.64	125	116	9	427.96
Progress HR Co., Ltd.	342	335	7	678.74	304	293	11	1,060.00
Progress Appraisal Co., Ltd.	197	169	28	5,512.26	156	142	14	2,789.79
Progress Collection Co., Ltd.	8	8	-	2.82	-	-	-	-
	5,359	4,622	737		4,207	3,684	523	

*The Bank holds 100.00% of shares indirectly through Kasikorn Asset Management Co., Ltd.

Disclosure of The Statements of Cash Flows of The Asset Management Company ("AMC")

In accordance with the BoT's notification number Sor Nor Sor (01) Wor 3258/2543 dated 27 November 2000, relating to the operational regulations of the asset management company, the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Phethai Asset Management Co., Ltd. are as follows:

Phethai Asset Management Company Limited

Statements of Cash Flows

For the Nine-Month Periods Ended 30 September 2008 and 2007

(Unaudited)

	Million Baht	
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (loss) before income tax	102	(18)
Adjustments to reconcile income (loss) before tax to net cash from operating activities		
Gain on transfer of financial assets	(24)	(34)
Loss (reversal) on impairment of investments in receivables	1	(24)
Reversal of bad debt and doubtful accounts	(28)	(97)
Loss on debt restructuring	7	194
Interest income from amortization of revaluation allowance for debt restructuring	(2)	(28)
Depreciation and amortization	1	7
Loss on impairment of properties foreclosed	45	52
Gain on disposal of securities for investments	-	(7)
Amortazation of discount on promissory note receivables	(10)	(6)
Net interest income and dividends	(35)	15
Decrease in accrued expenses	(21)	(10)
	36	44
Interest and dividends received	65	137
Interest paid	(38)	(165)
Income tax received	-	6
Net profit from operations before changes in operating assets and liabilities	63	22

Phethai Asset Management Company Limited
Statements of Cash Flows (Continued)
For the Nine-Month Periods Ended 30 September 2008 and 2007
(Unaudited)

	Million Baht	
	2008	2007
Decreases in operating assets		
Investments in receivables	179	36
Loans and receivables	325	740
Properties foreclosed	868	329
Other assets	1,549	288
(Decrease) increase in operating liabilities		
Other liabilities	(34)	31
Net Cash Provided by Operating Activities	2,950	1,446
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchases of long-term investments	(4)	-
Proceeds from disposals of long-term investments	4	16
Net Cash Provided by Investing Activities	-	16
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayments of borrowings from financial institutions	(2,915)	(1,470)
Net Cash Used in Financing Activities	(2,915)	(1,470)
Net increase (decrease) in cash and cash equivalents	35	(8)
Cash and cash equivalents as at 1 January	32	50
Cash and cash equivalents as at 30 September	67	42

7 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables classified by account status

(Million Baht)

	Consolidated			
	30 September 2008			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	806,016	327,814	1	3,279
Special Mention	29,015	6,868	2	137
Sub-Standard	4,405	1,931	100	1,931
Doubtful	10,457	4,704	100	4,704
Doubtful of Loss	22,620	12,121	100	12,121
Allowance established in excess of BoT regulations	-	-		3,461
Kasikorn Securities Public Co.,Ltd.	732	-		-
Total	873,245	353,438		25,633

(Million Baht)

	Consolidated 31 December 2007			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	716,504	330,160	1	3,302
Special Mention	11,025	3,802	2	85*
Sub-Standard	5,419	2,505	100	2,505
Doubtful	11,282	5,863	100	5,863
Doubtful of Loss	18,477	8,906	100	8,906
Allowance established in excess of BoT regulations	-	-		3,556
Kasikorn Securities Public Co.,Ltd.	1,061	-		-
Total	763,768	351,236		24,217

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT's regulations.

(Million Baht)

	The Bank			
	30 September 2008			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	808,568	356,765	1	3,567
Special Mention	27,473	6,841	2	137
Sub-Standard	4,036	1,924	100	1,924
Doubtful	10,171	4,636	100	4,636
Doubtful of Loss	20,141	11,243	100	11,243
Allowance established in excess of BoT regulations	-	-		2,816
Total	870,389	381,409		24,323

(Million Baht)

	The Bank			
	31 December 2007			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	721,059	355,265	1	3,553
Special Mention	9,417	3,708	2	74
Sub-Standard	5,187	2,477	100	2,477
Doubtful	11,221	5,847	100	5,847
Doubtful of Loss	15,667	7,813	100	7,813
Allowance established in excess of BoT regulations	-	-		2,853
Total	762,551	375,110		22,617

Unearned interest are as follows:

(Million Baht)

	30 September 2008		31 December 2007	
	The Bank	The Bank and Subsidiaries	The Bank	The Bank and Subsidiaries
Unearned interest	314	4,143	347	3,228

Non-performing loans (NPL)

According to the BoT's directive number SOR NOR SOR 68/2551, dated 3 August 2008, titled "Preparation and announcement of condensed report of assets and liabilities of commercial banks" non-performing loans (NPL) are defined as sub quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's directive number SOR NOR SOR 31/2551, dated 3 August 2008, titled "Classification and provision criteria of financial institution".

Non-performing loans, net (NPL net) refer to the non-performing loan value, net of total allowances for doubtful accounts.

In accordance with the BoT's regulations, commercial banks are required to report the following information:

- Non-performing loans (NPL gross).
- The ratio of NPL to total loans.
- Non-performing loans, net (NPL net).
- The ratio of total loans, net of allowances for doubtful accounts, which is referred to the ratio of NPL net to total loans after deduction of allowances for doubtful accounts.

Non-performing loans, net, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	30 September 2008	
	The Bank	The Bank and Subsidiaries
Non-performing loans, net	16,253	18,401
Total loans used for NPL net ratio calculation [1]	900,800	901,940[2]
Ratio of total loans	1.80	2.04

(Million Baht)

	31 December 2007	
	The Bank	The Bank and Subsidiaries
Non-performing loans, net	15,776	17,600
Total loans used for NPL net ratio calculation [1]	769,419	769,842[2]
Ratio of total loans	2.05	2.29

[1] Total loans used for NPL net ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market item after deduction of allowance for doubtful accounts of such loans.

[2] Excluding loans among related parties, as of 30 September 2008 and 31 December 2007 amounting to Baht 33,673 million and Baht 29,406 million, respectively.

Non-performing loans, gross, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	30 September 2008	
	The Bank	The Bank and Subsidiaries
Non-performing loans, gross	34,162	37,264
Total loans used for NPL gross ratio calculation [1]	918,710	920,803[2]
Ratio of total loans	3.72	4.05

(Million Baht)

	31 December 2007	
	The Bank	The Bank and Subsidiaries
Non-performing loans, gross	31,915	34,980
Total loans used for NPL gross ratio calculation [1]	785,557	787,221[2]
Ratio of total loans	4.06	4.44

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans among related parties, as of 30 September 2008 and 31 December 2007 amounting to Baht 33,673 million and Baht 29,406 million, respectively.

Non-accrual loans, gross, (including financial institutions) based on the accrual basis can be summarized as follows:

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	30 September 2008				
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	52,651	2,213	768	298	55,930
Total loans used for ratio Calculation*	918,710	2,213	28,652	4,901	920,803**
Percentage of total loans	5.73	100.00	2.68	6.09	6.07

(Million Baht)

	31 December 2007				
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	48,357	7,118	241	204	55,920
Total loans used for ratio Calculation*	785,557	7,118	3,718	20,234	787,221**
Percentage of total loans	6.16	100.00	6.48	1.01	7.10

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loans among related parties, as of 30 September 2008 and 31 December 2007 amounting to Baht 33,673 million and Baht 29,406 million, respectively.

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	30 September 2008			31 December 2007		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	295	73	219	37	31	2

(Million Baht)

	The Bank					
	30 September 2008			31 December 2007		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	295	73	219	37	31	2

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	30 September 2008			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	830
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	1,875
	Bills	At Call	Money Market Rate + Spread 1% at least	720
	Loans	1-4 Years	Fixed Rate	1,700
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	145
	Loans	1-5 Years	Fixed Rate	28,329

(Million Baht)

	31 December 2007			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	3,745
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	2,305
	Bills	At Call	Money Market Rate + Spread 1% at least	560
	Loans	1-4 Years	Fixed Rate	959
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	240
	Loans	1-5 Years	Fixed Rate	21,596

Transferring of Sub-Standard Quality Assets to Thai Asset Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Asset Management Corporation B.E. 2544, on 12 October 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of 31 December 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable one-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree B.E. 2544 and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from 1 July 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits. As of 30 September 2008 and 31 December 2007 the Bank has set up an estimate for loss sharing amounting to Baht 835 million and Baht 782 million, respectively.

For the nine - month period ended 30 September 2008, the Bank did not transfer any sub-standard quality assets to TAMC. The gross book value of the assets transferred before deducting allowance for doubtful accounts up to 30 September 2008 was Baht 14,557 million and the estimated total transfer price up to 30 September 2008 was Baht 10,072 million. As of 30 September 2008, the Bank received promissory notes from TAMC of Baht 10,072 million.

As at 30 September 2008, the Bank was informed that loss sharing amounting to Baht 29 million was allocated to the Bank from TAMC.

8 TROUBLED DEBT RESTRUCTURING

For the nine-month periods ended 30 September, the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2008		2007		2008		2007	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	654	9,505	1,458	9,080	637	9,473	1,367	8,402
Debt restructuring contracts that incurred no losses	23,922	24,914	16,033	13,899	23,887	24,742	15,990	13,682
Total	24,576	34,419	17,491	22,979	24,524	34,215	17,357	22,084

Losses on debt restructuring for the nine-month periods ended 30 September 2008 and 2007 were as follows:

(Million Baht)

		Consolidated 30 September 2008				
		The Outstanding Debt		Transferred Assets		Loss on Debt
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Restructuring
Transfers of assets	36	260	-	Cash, land, premises and investments	180	80
Changes of repayment conditions	590	8,403	8,402	-	-	2,324
Debt restructuring in various forms	28	842	528	Cash, land, premises and investments	314	179
Total	654	9,505	8,930		494	2,583

(Million Baht)

		Consolidated 30 September 2007				
		The Outstanding Debt		Transferred Assets		Loss on Debt
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Restructuring
Transfers of assets	907	3,053	-	Cash, land, premises and investments	1,865	1,188
Changes of repayment conditions	533	5,627	5,428	-	-	881
Debt restructuring in various forms	18	400	318	Cash, land, premises and investments	74	85
Total	1,458	9,080	5,746		1,939	2,154

(Million Baht)

The Bank

30 September 2008

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	25	241	-	Cash, land, premises and investments	166	75
Changes of repayment conditions	584	8,390	8,390	-	-	2,323
Debt restructuring in various forms	28	842	528	Cash, land, premises and investments	314	179
Total	637	9,473	8,918		480	2,577

(Million Baht)

The Bank

30 September 2007

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	859	2,768	-	Cash, land, premises and investments	1,649	1,119
Changes of repayment conditions	490	5,234	5,151	-	-	756
Debt restructuring in various forms	18	400	318	Cash, land, premises and investments	74	85
Total	1,367	8,402	5,469		1,723	1,960

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the nine-month periods ended 30 September are as follows:

(Million Baht)

Consolidated

	2008				2007			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	490	5,108	4,798	4,736	445	4,001	3,790	3,577
5 to 10 years	52	1,198	1,193	1,140	51	1,516	1,473	1,622
Over 10 years	76	2,939	2,939	2,895	55	510	483	546
Total	618	9,245	8,930	8,771	551	6,027	5,746	5,745

(Million Baht)

The Bank

	2008				2007			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	486	5,100	4,791	4,731	414	3,842	3,680	3,308
5 to 10 years	51	1,195	1,190	1,189	46	1,347	1,344	1,324
Over 10 years	75	2,937	2,937	2,893	48	445	445	443
Total	612	9,232	8,918	8,813	508	5,634	5,469	5,075

The Bank and its subsidiaries recognized interest income from debt restructuring as follows:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2008	2007	2008	2007
Debt restructuring contracts that incurred losses	140	207	351	552

(Million Baht)

	The Bank			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2008	2007	2008	2007
Debt restructuring contracts that incurred losses	139	195	349	517

The Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	30 September 2008	31 December 2007
Debt restructuring contracts that incurred losses	347	237

The Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period/year as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
Debt restructuring contracts that incurred losses	8,771	5,571	8,813	5,510
Debt restructuring contracts that incurred no losses	19,718	13,922	19,705	13,910
Total	28,489	19,493	28,518	19,420

The Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
Debt restructuring contracts that incurred losses	14,666	12,196	14,608	11,714
Debt restructuring contracts that incurred no losses	33,661	28,441	33,605	28,334
Total	48,327	40,637	48,213	40,048

9 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period were as follows:

(Million Baht)

Consolidated

30 September 2008

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the period	3,302	85	2,505	5,863	8,906	3,556	24,217
Doubtful accounts (reversal)	(23)	52	(574)	(1,159)	4,883	(98)	3,081
Bad debts recovered	-	-	-	-	310	-	310
Bad debts written off	(1)	-	-	-	(3,101)	-	(3,102)
Others	1	-	-	-	1,123	3	1,127
Balance at the end of the period	3,279	137	1,931	4,704	12,121	3,461	25,633

(Million Baht)

Consolidated

31 December 2007

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the year	3,157	42	3,242	3,805	14,130	7,327	31,703
Transferred from investments in receivables	-	-	-	-	9	-	9
Doubtful accounts (reversal)	145	43	(737)	2,058	6,414	(3,629)	4,294
Bad debts recovered	-	-	-	-	456	-	456
Bad debts written off	-	-	-	-	(6,548)	-	(6,548)
Others	-	-	-	-	(5,555)	(142)	(5,697)
Balance at the end of the year	3,302	85	2,505	5,863	8,906	3,556	24,217

(Million Baht)

The Bank

30 September 2008

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the period	3,553	74	2,477	5,847	7,813	2,852	22,616
Doubtful accounts (reversal)	15	63	(553)	(1,212)	4,703	(36)	2,980
Bad debt recovered	-	-	-	-	310	-	310
Bad debt written off	-	-	-	-	(2,869)	-	(2,869)
Others	-	-	-	-	1,286	-	1,286
Balance at the end of the period	3,568	137	1,924	4,635	11,243	2,816	24,323

(Million Baht)

The Bank

31 December 2007

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the year	3,313	40	3,226	3,794	10,201	6,138	26,712
Doubtful accounts (reversal)	240	34	(749)	2,053	5,991	(3,285)	4,284
Bad debt recovered	-	-	-	-	456	-	456
Bad debt written off	-	-	-	-	(4,609)	-	(4,609)
Others	-	-	-	-	(4,226)	-	(4,226)
Balance at the end of the year	3,553	74	2,477	5,847	7,813	2,853	22,617

10 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
Balance at beginning of the period/ year	1,635	1,289	1,630	1,259
Increase	2,582	1,068	2,581	1,057
Decrease due to write off	-	(630)	-	(630)
Change of classification	(3)	(5)	-	-
Amortization to interest income	(106)	(168)	(103)	(137)
Others	(989)	81	(989)	81
Balance at the end of the period/ year	3,119	1,635	3,119	1,630

11 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries, classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets, were categorized by quality in compliance with the BoT's regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated				
	30 September 2008				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	854,709	-	-	854,709
Special Mention	-	28,829	-	-	28,829
Sub-Standard	-	4,405	-	-	4,405
Doubtful	-	10,457	-	-	10,457
Doubtful of Loss	4,321	22,619	1,065	593	28,598
Total	4,321	921,019	1,065	593	926,998

(Million Baht)

	Consolidated 31 December 2007				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	739,772	-	-	739,772
Special Mention	-	10,924	-	-	10,924
Sub-Standard	-	5,419	-	-	5,419
Doubtful	-	11,282	-	-	11,282
Doubtful of Loss	4,712	18,477	1,200	617	25,006
Total	4,712	785,874	1,200	617	792,403

(Million Baht)

	The Bank 30 September 2008				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	857,262	-	-	857,262
Special Mention	-	27,286	-	-	27,286
Sub-Standard	-	4,036	-	-	4,036
Doubtful	-	10,171	-	-	10,171
Doubtful of Loss	4,286	20,141	778	590	25,795
Total	4,286	918,896	778	590	924,550

(Million Baht)

	The Bank 31 December 2007				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	744,328	-	-	744,328
Special Mention	-	9,315	-	-	9,315
Sub-Standard	-	5,187	-	-	5,187
Doubtful	-	11,221	-	-	11,221
Doubtful of Loss	4,672	15,668	793	614	21,747
Total	4,672	785,719	793	614	791,798

12 SHARE CAPITAL AND EARNINGS PER SHARE

The calculation of the consolidated and the Bank-only basic earnings per share for the three - month period ended 30 September 2008 was based on profit attributable to ordinary shareholders of Baht 3,836 million and Baht 3,750 million, respectively (2007: Baht 3,412 million and Baht 3,486 million, respectively) and the weighted average number of ordinary shares outstanding for the three - month period ended 30 September 2008 of 2,393,260,193 shares (2007: 2,387,930,525 shares).

The calculation of the consolidated and the Bank-only basic earnings per share for the nine - month period ended 30 September 2008 was based on profit attributable to ordinary shareholders of Baht 12,544 million and Baht12,050 million, respectively (2007: Baht 11,376 million and Baht 11,448 million, respectively) and the weighted average number of ordinary shares outstanding for the nine - month period ended 30 September 2008 of 2,393,075,599 shares (2007: 2,387,188,374 shares).

The calculation of the weighted average number of ordinary shares outstanding for the three - month and nine - month periods ended 30 September is as follows:

	Consolidated and The Bank					
	Share capital		Number of the weighted average number of ordinary shares (Shares)			
	Number of shares	Amount (Million Baht)	For the three – month periods Ended 30 September		For the nine – month periods Ended 30 September	
			2008	2007	2008	2007
Issued ordinary shares as of 1 January 2007	2,382,147,733	23,821		2,382,147,733		2,382,147,733
Add:						
- The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors)						
2007						
11 January :	4,460,392	45		4,460,392		4,297,008
11 April :	1,004,336	10		1,004,336		636,447
11 July :	356,852	4		318,064		107,186
Issued ordinary shares as of 30 September 2007	2,387,969,313	23,880		2,387,930,525		2,387,188,374
Issued ordinary shares as of 1 January 2008	2,388,202,317	23,882	2,388,202,317		2,388,202,317	
Add:						
- The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors)						
2008						
11 January :	5,057,876	50	5,057,876		4,873,282	
Issued ordinary shares as of 30 September 2008	2,393,260,193	23,932	2,393,260,193		2,393,075,599	

13 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's subsidiary asset management company as follows:

		(Million Baht)
	30 September 2008	31 December 2007
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital	42,036	41,895
Legal reserves	2,920	2,160
Net income after appropriation	48,608	38,662
Total Tier 1 Capital	93,564	82,717
Tier 2 Capital		
Surplus on land revaluation	4,587	4,288
Surplus on premises revaluation	2,213	1,806
Surplus on marketable equity securities revaluation	202	179
Provision for normal assets	6,395	4,858
Subordinated debentures	18,639	18,685
Total Tier 2 Capital	32,036	29,816
Total Capital Requirements before adjustment	125,600	112,533
Less Subordinated debentures used by other financial institution as Capital Requirement	4	-
Total Capital Requirements	125,596	112,533

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contingencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	30 September 2008	31 December 2007
Total Capital Requirements	14.44	14.62
Tier-1 Capital	10.76	10.74

14 DIVIDEND PAYMENTS

On 28 August 2008, the Board of Directors Meeting the Bank approved to pay dividends from the six-month operating results at the rate of Baht 0.50 per share, totaling Baht 1,197 million, which was paid on 25 September 2008.

On 3 April 2008, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2007 at the rate of Baht 2.00 per share, totaling Baht 4,784 million, in which Baht 1,194 million was paid on 27 September 2007 and the remaining balance of Baht 3,590 million was paid on 28 April 2008.

On 30 August 2007, the Board of Directors Meeting the Bank approved to pay dividends from the six-month operating results at the rate of Baht 0.50 per share, totaling Baht 1,194 million, which was paid on 27 September 2007.

On 5 April 2007, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2006 at the rate of Baht 1.75 per share, totaling Baht 4,175 million, in which Baht 1,191 million was paid on 27 September 2006 and the remaining balance of Baht 2,984 million was paid on 30 April 2007.

15 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

		(Million Baht)
	Consolidated and The Bank	
	30 September 2008	31 December 2007
Deposits	967	33
Government bonds	691	3,147
State enterprise bonds	2,777	3,155
Foreign bonds	-	137
Total	4,435	6,472

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

16 CONTINGENCIES

Contingencies consisted of:

(Million Baht)

	Consolidated					
	30 September 2008			31 December 2007		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	1,302	-	1,302	925	-	925
Letters of indemnity-borrowing	13	216	229	-	217	217
Other guarantees	70,648	8,404	79,052	65,438	7,157	72,595
Letters of credit	1,899	18,651	20,550	1,277	19,220	20,497
Exchange rate agreements						
Purchase agreements	52,997	357,619	410,616	38,162	299,976	338,138
Sale agreements	43,572	388,044	431,616	8,057	364,414	372,471
Interest rate agreements						
Purchase agreements	555,291	63,982	619,273	318,979	67,813	386,792
Sale agreements	554,837	64,153	618,990	318,579	84,325	402,904
Credit Default Swap	100	851	951	-	1,520	1,520
Unused credit line of overdraft	140,601	-	140,601	126,933	-	126,933
Others	8,619	11,913	20,532	1,456	6,041	7,497
Total	1,429,879	913,833	2,343,712	879,806	850,683	1,730,489

(Million Baht)

	The Bank					
	30 September 2008			31 December 2007		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	1,302	-	1,302	925	-	925
Letters of indemnity-borrowing	13	216	229	-	217	217
Other guarantees	70,592	8,233	78,825	65,341	6,941	72,282
Letters of credit	1,899	18,651	20,550	1,277	19,220	20,497
Exchange rate agreements						
Purchase agreements	52,997	357,619	410,616	38,162	299,976	338,138
Sale agreements	43,572	388,044	431,616	8,057	364,414	372,471
Interest rate agreements						
Purchase agreements	555,291	63,982	619,273	318,979	67,813	386,792
Sale agreements	554,837	64,153	618,990	318,579	84,325	402,904
Credit Default Swap	100	851	951	-	1,520	1,520
Unused credit line of overdraft	140,601	-	140,601	126,933	-	126,933
Others	8,597	11,913	20,510	1,438	6,041	7,479
Total	1,429,801	913,662	2,343,463	879,691	850,467	1,730,158

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 9,761 million and Baht 9,201 million as of 30 September 2008 and 31 December 2007, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of its operations.

17 RELATED PARTY TRANSACTIONS AND BALANCES

1. Loans and contingencies made to officers[(1)] and to business entities where the Bank and its subsidiaries, their directors or officers[(1)], hold greater than 10% of their paid-up capital are summarized as follows:

(Million Baht)

	Consolidated	
	30 September 2008 End of Period	31 December 2007 End of Year
Loans		
1. Officers[(1)]	6	18
2. Business entities where the Bank and subsidiaries, their directors or officers[(1)], hold greater than 10% of the paid - up capital[(2)]	795	820
Total	801	838
Contingencies		
1. Officers[(1)]	-	-
2. Business entities where the Bank and subsidiaries, their directors or officers[(1)], hold greater than 10% of the paid - up capital	35	44
Total	35	44

[(1)] For the period ended 30 September 2008, officers include directors, managers, and those who hold management positions (department head level and above) in the Financial Planning and Financial Accounting Management Departments (For the year ended 31 December 2007, officers include all executive officers).

[(2)] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

o

(Million Baht)

	The Bank	
	30 September 2008	31 December 2007
	End of Period	End of Year
Loans		
1. Officers[1]	6	18
2. Business entities where the Bank, its directors or officers[1], hold greater than 10% of the paid - up capital[2]	34,444	30,226
Total	34,450	30,244
Contingencies		
1. Officers[1]	-	-
2. Business entities where the Bank, its directors or officers[1], hold greater than 10% of the paid - up capital	47	56
Total	47	56

[1] For the period ended 30 September 2008, officers include directors, managers, and those who hold management positions (department head level and above) in the Financial Planning and Financial Accounting Management Departments (For the year ended 31 December 2007, officers include all executive officers).

[2] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding Directly and Indirectly 30 September 2008	31 December 2007	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Asset Management
Kasikorn Research Center Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Kasikorn Asset Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Mutual Fund Management
Kasikorn Securities Public Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Securities Business
Kasikorn Factoring Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Lending
Kasikorn Leasing Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Lending
Progress Land and Buildings Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Property Development
KHAO KLA Venture Capital Management Co., Ltd.*	Subsidiary	100.00%	100.00%	Ordinary share	Venture Capital Management
K-SME Venture Capital Co., Ltd	Subsidiary	100.00%	100.00%	Ordinary share	Venture Capital
Progress Gunpai Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Software Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Service Support Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Service Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress HR Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Collection Co., Ltd.	Subsidiary	100.00%	-	Ordinary share	Service

* Kasikorn Asset Management Co., Ltd. directly and indirectly holds 100% shares in KHAO KLA Venture Capital Management Co., Ltd.

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

	(Million Baht)	
	The Bank	
	30 September 2008	31 December 2007
Loans		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.		
Beginning of the period/year	3,745	6,550
Deduction	(2,915)	(2,805)
Ending of the period/year	830	3,745
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	3	10
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	68	32

	(Million Baht)	
	The Bank	
	For the Three-Month Periods Ended 30 September	
	2008	2007
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	6	34

	(Million Baht)	
	The Bank	
	For the Nine-Month Periods Ended 30 September	
	2008	2007
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	31	152

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit. Deposits were pledged as collateral. As of 30 September 2008 and 31 December 2007 the pledged deposits were Baht 51 million and Baht 19 million, respectively.

As at 30 September 2008 and 31 December 2007, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 8 million and Baht 38 million, respectively.

Income and expenses shared between the Bank and Phethai Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT's regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
Loans				
Subsidiary Companies				
- Kasikorn Leasing Co., Ltd.	-	-	28,474	21,836
- Kasikorn Factoring Co., Ltd.	-	-	4,295	3,825
Other Assets				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	40	33
- Kasikorn Leasing Co., Ltd.	-	-	6	15
Deposits				
Subsidiary Companies				
- Kasikorn Leasing Co., Ltd.	-	-	229	156
- Progress Gunpai Co., Ltd.	-	164	184	164
- Kasikorn Factoring Co., Ltd.	-	-	173	162
- K-SME Venture Capital Co., Ltd	-	-	94	100
- Kasikorn Asset Management Co., Ltd.	-	-	86	84
- Progress Software Co., Ltd.	-	62	62	62
- Progress Appraisal Co., Ltd.	-	21	38	21
- Kasikorn Research Center Co., Ltd.	-	-	32	30

(Million Baht)

	Consolidated		The Bank	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
Deposits				
Subsidiary Companies				
- Progress Service Support Co., Ltd.	-	5	31	5
- Progress Services Co., Ltd.	-	26	26	26
- Progress Land and Buildings Co., Ltd.	-	-	23	19
- Progress Management Co., Ltd.	-	23	22	23
- Progress Facilities Management Co., Ltd.	-	23	22	23
- Progress HR Co., Ltd.	-	19	21	19
- Progress Storage Co., Ltd.	-	15	16	15
- Progress Plus Co., Ltd.	-	42	12	42
Associated Company				
- Processing Center Co., Ltd.	53	17	53	17
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	218	324
Borrowings				
Subsidiary Company				
- Kasikorn Asset Management Co., Ltd.	-	-	504	306
- Kasikorn Leasing Co.,Ltd.	-	-	64	-
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	-	73	180	73
- Progress Plus Co., Ltd.	-	47	49	47
- Progress Appraisal Co., Ltd.	-	14	31	14
- Progress HR Co., Ltd.	-	-	19	-
- Progress Gunpai Co., Ltd.	-	-	12	-
- Progress Service Support Co., Ltd.	-	23	-	23
Associated Company				
- Processing Center Co., Ltd.	3	11	3	11

(Million Baht)

	Consolidated		The Bank	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
Contingencies				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	-	12	10
- Kasikorn Securities Public Co., Ltd.	-	-	6	11

Certain subsidiaries and associated companies have entered into 2-year building lease agreements with the Bank. Rentals are charged at cost. As of 30 September 2008 and 31 December 2007, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 18 million and Baht 4 million, respectively.

The Bank and subsidiaries have entered into 5-year car leasing agreements with KASIKORN LEASING CO., LTD. Such agreements are classified as finance lease agreements, charged at market rates. As at 30 September 2008 and 31 December 2007, the book value of finance lease liabilities, before elimination, amounts to Baht 88.72 million and nil, respectively

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended 30 September		For the Three-Month Periods Ended 30 September	
	2008	2007	2008	2007
Subsidiary Companies				
Revenue:				
Interest income	-	-	356	263
Dividend income	-	-	164	234
Fee income	-	-	110	73
Other income	-	-	16	31
Expenses:				
Personnel expenses	-	-	33	29
Other expenses	-	405	669	446
Associated Companies				
Expenses:				
Other expenses	14	15	14	15

(Million Baht)

	Consolidated		The Bank	
	For the Nine-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2008	2007	2008	2007
Subsidiary Companies				
Revenue:				
Interest income	-	-	978	704
Dividend income	-	-	284	604
Fee income	-	-	324	201
Other income	-	-	45	49
Expenses:				
Interest expenses	-	-	23	23
Personnel expenses	-	-	254	141
Other expenses	-	1,257	1,823	1,350
Associated Companies				
Expenses:				
Other expenses	47	42	47	42

The Bank has entered into a staff secondment agreement with Kasikorn Securities Public Company Limited, commencing from January 2006. The agreement shall be terminated at any time by the Bank giving notice 60 days prior to the termination date. The Bank is responsible for salaries, welfare and other benefits and any liabilities that arise or may arise from the actions of the employees.

For the nine-month periods ended 30 September 2008 and 2007, the Bank incurred expenses amounting to Baht 254 million and Baht 141 million, respectively, presented as personnel expenses in the statements of income.

4.3 Assets, liabilities and contingencies between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	30 September 2008	31 December 2007
Loans		
- Fuel Pipeline Transportation Co., Ltd.	794	820
- Thai Plastic and Chemicals Public Co., Ltd	450	-
- Bangkok Glass Industry Co., Ltd.	380	164
- Jutha Maritime Public Co., Ltd.	232	66
- Dole Thailand Co., Ltd.	165	393
- Yip In Tsoi & Jacks Ltd.	104	49
- Charoen Pokphand Foods Public Co., Ltd.	79	357
- Siam Piwat Co., Ltd.	27	-
Deposits		
- Serm Suk Public Co., Ltd.	426	162
- Muang Thai Insurance Public Co., Ltd	345*	301
- Com - Link Co., Ltd.	134	188
- Thai British Security Printing Public Co., Ltd.	127	67
- Mitsubishi Elevator Asia Co., Ltd.	88	83
- Phathra Leaing Public Co., Ltd.	70	59
- Smithithada Co., Ltd.	69	77
- The Lamsam Estate Co.,Ltd	64	-
- Aon Risk Service (Thailand) Co., Ltd.	55	-
- Nithi Thamrong Co., Ltd.	45	50
- The Deves Insurance Public Co,. Ltd.	32	18
- Bangkok Glass Industry Co., Ltd.	30	33
- Sermsuk Beverage Co., Ltd.	24	14

* During 2008, Patra Insurance Public Co., Ltd. Merged into Muang Thai Insurance Public Co., Ltd.

	(Million Baht)	
	Consolidated and The Bank	
	30 September 2008	31 December 2007
Deposits		
- Aon Consulting (Thailand) Co., Ltd.	22	-
- Infomax System Solutions & Services Co., Ltd.	21	10
- Bangkok Terminal Services Co., Ltd.	16	11
- Charoen Pokphand Foods Public Co., Ltd.	5	18
- Phatra Insurance Public Co., Ltd.	-*	159
Contingencies		
- Charoen Pokphand Foods Public Co., Ltd.	1,193	956
- Quality Houses Public Co., Ltd.	207	274
- Dole Thailand Co., Ltd.	190	140
- Yip In Tsoi & Jacks Ltd.	56	47
- Thai British Security Printing Public Co., Ltd.	36	41
- Thai Plastic and Chemicals Public Co., Ltd.	33	-
- Samart Telcom Public Co., Ltd.	30	30
- Serm Suk Public Co., Ltd.	21	20
- Com – Link Co., Ltd.	13	13
- Internet Thailand Co., Ltd.	10	12

* During 2008, Patra Insurance Public Co., Ltd. Merged with Muang Thai Insurance Public Co., Ltd.

4.4 Assets, liabilities and contingencies between the Bank and its directors and key executive officers or the Bank's employees who have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

	(Million Baht)	
	Consolidated and The Bank	
	30 September 2008	31 December 2007
Loans	7	32
Deposits	2,018	1,345

18 COMMITMENTS

Capital Commitments

(Million Baht)

	Consolidated	
	30 September 2008	31 December 2007
Contracted but not provided for	4,787	4,194
Authorized but not contracted for	3	89
Total	4,790	4,283

(Million Baht)

	The Bank	
	30 September 2008	31 December 2007
Contracted but not provided for	4,782	4,186
Authorized but not contracted for	3	89
Total	4,785	4,275

Long-Term Lease Agreements

1. Lease Agreements

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

(Million Baht)

		Consolidated	The Bank
Type of Lease Agreement	Remaining Period	30 September 2008	30 September 2008
Land/building lease agreements	1 October 2008 – 12 February 2033	686	647
Vehicle lease agreements	1 October 2008 – 31 May 2013	190	700
Others	1 October 2008 – 29 February 2012	41	-
Total		917	1,347

(Million Baht)

Type of Lease Agreement	Remaining Period	Consolidated 31 December 2007	The Bank 31 December 2007
Land/building lease agreements	1 January 2008 – 4 August 2031	698	658
Vehicle lease agreements	1 January 2008 – 2 December 2012	254	533
Others	1 January 2008 – 29 February 2012	16	-
Total		968	1,191

2. Service Agreement

On 12 November 2002 the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which service will be provided until 31 December 2012 and for which as of 30 September 2008 and 31 December 2007, the Bank is committed to pay a total service fee of Baht 1,396 million and Baht 2,622 million respectively.

19 ENACTED LAWS DURING THE PERIODS

Financial Institution Businesses Act 2008 and Deposit Protection Act 2008

On 3 August 2008, the Financial Institution Businesses Act 2008 and the related notifications, circulars and notices as issued by the Bank of Thailand become effective, as announced in the Government Gazette on 5 February 2008.

On 11 August 2008, the Deposit Protection Act 2008 and the related notifications, circulars and notices as issued by the Bank of Thailand become effective, as announced in the Government Gazette on 13 February 2008.

As of 30 September 2008, compliance to such laws by the Bank and its subsidiaries above have no material impact on the consolidated and the Bank only financial statements.

20 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND FOREIGN BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated 30 September 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,117,093	9,208	1,126,301	(1,366)	1,124,935
Interbank and money market items - net (assets)	62,570	1,807	64,377	-	64,377
Investments – net	115,346	4,071	119,417	-	119,417
Loans	871,544	428	871,972	-	871,972
Deposits	872,206	11	872,217	-	872,217
Interbank and money market items (liabilities)	15,962	-	15,962	-	15,962
Borrowings	77,614	6,783	84,397	-	84,397
Contingencies	2,356,481	14,471	2,370,952	(27,240)	2,343,712

(Million Baht)

	Consolidated 31 December 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	985,316	31,540	1,016,856	(22,338)	994,518
Interbank and money market items - net (assets)	48,640	10,084	58,724	-	58,724
Investments – net	74,607	20,919	95,526	-	95,526
Loans	762,044	461	762,505	-	762,505
Deposits	783,811	11	783,822	-	783,822
Interbank and money market items (liabilities)	14,185	-	14,185	-	14,185
Borrowings	51,376	6,724	58,100	-	58,100
Contingencies	1,742,477	15,026	1,757,503	(27,014)	1,730,489

(Million Baht)

	The Bank 30 September 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,117,445	9,208	1,126,653	(1,366)	1,125,287
Interbank and money market items-net (assets)	62,582	1,807	64,389	-	64,389
Investments – net	124,445	4,071	128,516	-	128,516
Loans	868,718	428	869,146	-	869,146
Deposits	873,012	11	873,023	-	873,023
Interbank and money market items (liabilities)	16,297	-	16,297	-	16,297
Borrowings	77,863	6,783	84,646	-	84,646
Contingencies	2,356,232	14,471	2,370,703	(27,240)	2,343,463

(Million Baht)

	The Bank				
	31 December 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	984,947	31,540	1,016,487	(22,338)	994,149
Interbank and money market items-net (assets)	48,597	10,084	58,681	-	58,681
Investments – net	82,881	20,919	103,800	-	103,800
Loans	760,844	461	761,305	-	761,305
Deposits	784,397	11	784,408	-	784,408
Interbank and money market items (liabilities)	14,321	-	14,321	-	14,321
Borrowings	50,979	6,724	57,703	-	57,703
Contingencies	1,742,146	15,026	1,757,172	(27,014)	1,730,158

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended 30 September 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	15,565	129	15,694	(104)	15,590
Interest expense	4,564	181	4,745	(104)	4,641
Net income (expense) from interest and dividend	11,001	(52)	10,949	-	10,949
Non-interest income	4,864	168	5,032	-	5,032
Non-interest expense	10,173	32	10,205	-	10,205
Income before income tax	5,692	84	5,776	-	5,776

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended 30 September 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	13,520	517	14,037	(374)	13,663
Interest expense	4,117	523	4,640	(374)	4,266
Net income (expense) from interest and dividend	9,403	(6)	9,397	-	9,397
Non-interest income	4,610	44	4,654	-	4,654
Non-interest expense	8,880	20	8,900	-	8,900
Income before income tax	5,133	18	5,151	-	5,151

(Million Baht)

	The Bank				
	For the Three-Month Period Ended 30 September 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	15,489	129	15,618	(104)	15,514
Interest expense	4,558	181	4,739	(104)	4,635
Net income (expense) from interest and dividend	10,931	(52)	10,879	-	10,879
Non-interest income	4,354	168	4,522	-	4,522
Non-interest expense	9,775	32	9,807	-	9,807
Income before income tax	5,510	84	5,594	-	5,594

(Million Baht)

The Bank

For the Three-Month Period Ended 30 September 2007

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	13,595	517	14,112	(374)	13,738
Interest expense	4,135	523	4,658	(374)	4,284
Net income (expense) from interest and dividend	9,460	(6)	9,454	-	9,454
Non-interest income	4,124	44	4,168	-	4,168
Non-interest expense	8,418	20	8,438	-	8,438
Income before income tax	5,166	18	5,184	-	5,184

(Million Baht)

Consolidated

For the Nine-Month Period Ended 30 September 2008

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	43,780	644	44,424	(496)	43,928
Interest expense	12,034	782	12,816	(496)	12,320
Net income (expense) from interest and dividend	31,746	(138)	31,608	-	31,608
Non-interest income	15,809	364	16,173	-	16,173
Non-interest expense	29,857	104	29,961	-	29,961
Income before income tax	17,698	122	17,820	-	17,820

(Million Baht)

Consolidated

For the Nine-Month Period Ended 30 September 2007

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	41,215	1,292	42,507	(873)	41,634
Interest expense	13,904	1,317	15,221	(873)	14,348
Net income (expense) from interest and dividend	27,311	(25)	27,286	-	27,286
Non-interest income	13,555	69	13,624	-	13,624
Non-interest expense	24,693	84	24,777	-	24,777
Income (loss) before income tax	16,173	(40)	16,133	-	16,133

(Million Baht)

	The Bank				
	For the Nine-Month Period Ended 30 September 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	43,462	644	44,106	(496)	43,610
Interest expense	12,040	782	12,822	(496)	12,326
Net income (expense) from interest and dividend	31,422	(138)	31,284	-	31,284
Non-interest income	14,260	364	14,624	-	14,624
Non-interest expense	28,724	104	28,828	-	28,828
Income before income tax	16,958	122	17,080	-	17,080

(Million Baht)

	The Bank				
	For the Nine-Month Period Ended 30 September 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	41,529	1,292	42,821	(873)	41,948
Interest expense	13,967	1,317	15,284	(873)	14,411
Net income (expense) from interest and dividend	27,562	(25)	27,537	-	27,537
Non-interest income	12,158	69	12,227	-	12,227
Non-interest expense	23,583	84	23,667	-	23,667
Income (loss) before income tax	16,137	(40)	16,097	-	16,097

21 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the three-month and the nine-month periods ended 30 September 2007 have been reclassified to conform with the presentation in the financial statements for the three-month and nine-month periods ended 30 September 2008.

22 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved for issue by the Audit Committee on 13 November 2008.

K EXCELLENCE

Management Discussion and Analysis (MD&A)

For the Quarter Ending September 30, 2008

ธนาคารกสิกรไทย
KASIKORNBANK 开泰银行

泰华农民银行集团 เครือธนาคารกสิกรไทย KASIKORNBANKGROUP
全方位的卓越服务 บริการทุกระดับประทับใจ Towards Service Excellence

Executive Summary
Management Discussion and Analysis
For the Quarter Ending September 30, 2008

For the third quarter of 2008, the Bank's consolidated net income totaled Baht 3,836 million, increasing by Baht 424 million, or 12.43 percent, over the same quarter of 2007, following higher net interest and dividend income as well as non-interest income. However, when compared to the second quarter of 2008, the Bank's consolidated net income fell by Baht 434 million, or 10.16 percent, due mainly to an increase in income tax expense. Also, our non-interest income dropped in tandem with a decrease in gains on exchange, attributed to fluctuations in the money market.

For our balance sheet, the Bank's consolidated assets equaled Baht 1,124,935 million, up by Baht 51,491 million, or 4.80 percent, compared to the end of June 2008, owing mainly to loan expansion. As of September 30, 2008, the Bank's consolidated loans amounted to Baht 871,972 million, growing by Baht 27,630 million, or 3.27 percent, over the end of June 2008. Our net NPL ratio was 2.04 percent, falling from 2.16 percent seen at the end of June 2008, while the gross NPL ratio equaled 4.05 percent, dropping from 4.18 percent reported at the end of June 2008. The consolidated liabilities of the Bank, as of September 30, 2008, totaled Baht 1,015,856 million, rising by Baht 47,912 million, or 4.95 percent, compared to the end of June 2008, in the wake of increases in deposits and borrowing. Our deposits amounted to Baht 872,217 million, up by Baht 35,087 million, or 4.19 percent, over the end of June 2008. Total consolidated shareholders' equity was Baht 109,080 million, increasing by Baht 3,579 million, or 3.39 percent, over the end of June 2008, as the result of our net operating income in this quarter. The capital adequacy ratio of the Bank and our AMC was 14.44 percent, where our Tier-1 and Tier-2 capital amounted to 10.76 and 3.68 percent, respectively.

The Bank's core business operations all continued to show growth during the third quarter of 2008, led by retail business loans, which expanded at a 5.30-percent rate over the end of June 2008, followed by 2.92-percent growth in corporate business loans and 2.49-percent growth in SME business loans. Our corporate finance service was able to sustain growth, while we still earned appreciable fee income from foreign exchange and interest rate risk management. Meanwhile, treasury operations of the Central Treasury Department during the third quarter of 2008 registered a 14.45-percent decline in total interest and dividend income, due to decreases in interest rates and investments. Due to our dedication to business development, the Bank was widely recognized and honored by the Outstanding Labor Relations and Welfare Award of 2008, as well as receiving above-target positive votes in a survey on retail customer satisfaction regarding the Bank's products and services, conducted in the third quarter of 2008.

Content

	Page
1. Overview	1
1.1 Overview of Economy, Banking Industry and Regulatory Changes	1
❑ Thailand's Economy in the Third Quarter of 2008	1
❑ Banking Industry and Competition	1
❑ Regulatory Changes	2
1.2 Direction of Business Operations	4
2. Operating Performance and Financial Position Analysis	5
2.1 Operating Performance	5
2.2 Financial Position Analysis	8
2.3 Capital Requirements and Credit Ratings	11
3. Operations of Core Businesses	14
3.1 Corporate Business Operations	14
❑ Changes in the Operating Environment	14
❑ Business Operations in the Third Quarter of 2008	14
❑ Financial Position	16
3.2 SME Business Operations	17
❑ Changes in the Operating Environment	17
❑ Business Operations in the Third Quarter of 2008	17
❑ Financial Position	18
3.3 Retail Business Operations	20
❑ Changes in the Operating Environment	20
❑ Business Operations in the Third Quarter of 2008	20
❑ Financial Position	22
3.4 Capital Markets Business Operations	24
❑ Changes in the Operating Environment	24
❑ Business Operations in the Third Quarter of 2008	24
3.5 Treasury Operations	25
❑ Changes in the Operating Environment	25
❑ Business Operations in the Third Quarter of 2008	26
❑ Financial Position	26
4. Risk Management and Risk Factors	28
4.1 Credit Risk Management	28
• Outstanding Loans	28

Page

- Non-performing Loans 29
- Allowance for Doubtful Accounts and Revaluation Allowance for Debt Restructuring 30
- Foreclosed Properties 30
- Phethai Asset Management Company Limited 31

4.2 Liquidity Risk Management 31

4.3 Other Risk Management 32

4.4 Preparations for the 'Basel II' Capital Accord 32

5. Operations of Support Groups **34**

- ❑ Building an Effective, Performance-Based Organization 34
- ❑ IT Security Policy and Infrastructure 35
- ❑ K-Transformation 35

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies **37**

1. Overview

1.1 Overview of Economy, Banking Industry and Regulatory Changes

□ Thailand's Economy in the Third Quarter of 2008

Thailand's economic growth is expected to cool to 4.3 percent, year-on-year, in the third quarter of 2008, down from 5.3 percent in the second quarter of 2008. This slower growth rate was caused mainly by cooler spending, especially in private investment, as a result of lingering inflationary pressure and political uncertainty. Meanwhile, the current account recorded a larger deficit in the third quarter due to the trade deficit, in addition to a deficit in the services, income & transfers account, which was the result of a drop in income from tourism, and profit repatriations by foreign businesses.

Thailand Economic Growth Forecast

(Units: Year-on-year percentage change, or as otherwise indicated)

	Q3-2008	Q2-2008
Private Consumption Index	5.2	4.0
Private Investment Index	3.5	4.7
Manufacturing Production Index	7.7	10.1
Agriculture Production Index	17.1	24.2
Exports	25.5	26.3
Imports	39.1	29.3
Trade Balance (USD billions)	(1.3)	0.4
Current Account (USD billions)	(2.5)	(1.0)
Headline CPI Inflation	7.3	7.5
Gross Domestic Product (GDP)	4.3	5.3

Source: KASIKORN RESEARCH CENTER Co., Ltd.

Due to the persisting inflation risk, the Bank of Thailand (BoT) has raised their key policy rate in the Monetary Policy Committee (MPC) meetings in July and August, by 0.25 percent on both occasions, bringing the benchmark rate to 3.75 percent, up from 3.25 percent at the end of the second quarter. Despite this higher interest rate and slower economic growth, competition remains intense as commercial banks are keen to expand their customer bases to meet their lending targets.

□ Banking Industry and Competition

In the third quarter of 2008, net income in the Thai commercial banking system (unaudited) continued to show a rise over-year and a slight increase over-quarter despite some commercial

banks recording losses on investments in foreign debt instruments. As a result, Thai commercial banks' operating performance during the first nine months of 2008 (unaudited) improved substantially over the year before, in line with expansion in net interest and dividend income and net non-interest income. Meanwhile, allowances for doubtful accounts and losses on debt restructuring dropped significantly.

Net interest margin of the Thai banking system during the third quarter of 2008 declined over-quarter, due in part to gradual increases in interest expense from deposits in line with hikes in fixed-term deposit rates among commercial banks in the second quarter of 2008, and the continued launch of special deposit products coupled with lower growth in loans than deposits. As of the end of September 2008, net loans of 14 Thai commercial banks grew 2.50 percent over the end of June 2008, compared to the growth of 2.73 percent in deposits. However, net interest margin during the first nine months of 2008 continued to increase over-year, due primarily to the loan growth of 10.57 percent over year-end 2007, higher than the growth of 4.80 percent in deposits.

Non-performing loans at the end of the third quarter of 2008 decreased, both in volume and ratio to total loans. Net NPLs of 14 Thai commercial banks totaled Baht 225,368 million, down 0.80 percent and 2.77 percent from the end of the second quarter of 2008 and the end of 2007, respectively. Similarly, net NPLs to total loans dropped to 3.95 percent as of the end of the third quarter of 2008, from 4.09 percent and 4.50 percent at the end of the second quarter of 2008 and year-end 2007, respectively. The decreases stemmed from disposal of NPLs, debt restructuring and loan expansion.

Despite the healthy operating performance of Thai commercial banks during the third quarter and the first nine months of 2008, the Thai banking business during the remainder of this year may be prone to risks stemming from decelerating economic growth, plagued with global financial turmoil and the unresolved domestic political situation. Nonetheless, Thai commercial banks are expected to try to keep their loan expansion targets intact while also maintaining strictness in their credit quality control. On the deposit front, competition in the market will continue with the ongoing launch of special savings programs by Thai commercial banks in order to maintain their market shares rather than to pursue aggressive business expansion as experienced earlier.

❑ Regulatory Changes

Some important regulatory changes in the third quarter of 2008 that may affect KASIKORNBANK operations can be summarized, as below:

- **Consumer Case Procedures Act, B.E. 2551**

The Consumer Case Procedures Act, B.E. 2551, was published in the Government Gazette on February 25, 2008, and became effective on August 25, 2008. The intent of the law is to solve the

problem of unfairness in consumer case procedures under the Civil Procedure Code, and to protect consumers from substandard goods and services. The Act permits consumers to file a complaint orally, without a written contract, and they shall be exempted from all court fees if it is a bona fide and justifiable action. The suit filed by a business operator against a consumer must be conducted at the consumer's domicile. A final judgment in a prior consumer case, which is on similar grounds shall also have the binding effects.

This law will affect business operators, especially commercial banks in their services related to loans, deposits, credit cards and their subsidiaries dealing in hire purchase. They may become either a plaintiff or defendant in a civil action. To brace for the regulatory change, the Bank has already mapped out a plan related to the changing court procedures in compliance with the regulatory requirements.

- Personal Guarantee Agreement of Financial Institutions

The Bank of Thailand (BoT) has issued a notification, ref. SorNorSor. 78/2551(A.D. 2008), dated August 3, 2008, re: "Personal Guarantee Agreement of Financial Institutions", which stipulates that the guaranteed principal must be clearly specified in the contract. This implies that placing unlimited liabilities upon a guarantor shall be prohibited. In cases where the guaranteed debt involves a fixed repayment period, and debt rescheduling has been allowed for a primary debtor, but no settlement has been reached within six months from the default date, financial institutions shall inform the guarantor of the detailed debt obligations in writing.

The BoT notification is intended to ensure greater fairness for guarantors. The Bank, however, is expected to be little affected by the notification, given that our actions related to personal guarantee agreements have been conducted with prudence and in accordance with the regulatory requirements.

- Criteria for Report on Holding or Acquisition of Shares in a Financial Institution and Permission of Holding or Acquisition of Shares in a Financial Institution

The Bank of Thailand (BoT) has issued two notifications, ref. SorNorSor. 57/2551(A.D. 2008), dated August 3, 2008, re: "Criteria for Report on Holding or Acquisition of more than a 5-percent Share in a Financial Institution or a Holding Parent Company of a Financial Conglomerate" and ref. SorNorSor. 58/2551(A.D. 2008), dated August 3, 2008, re: "Criteria for Permission of the Holding or Acquisition of more than a 10-percent Share in a Financial Institution". The BoT stipulates that any person and related parties who hold or acquire, directly or indirectly, more than 5 percent of all shares sold in any financial institution or a holding parent company of a financial conglomerate shall report such holding or acquisition of shares to the BoT. In addition, the BoT prohibits any person and related parties from holding or acquiring, directly or indirectly, more than 10 percent of all shares

sold in any financial institution, unless permission is given by the BoT or such holding or acquisition of shares is in accordance with the BoT's regulatory requirements.

There is no effect on KASIKORNBANK, because none of our existing shareholders is holding the bank's shares in excess of the regulatory limit of 10 percent.

1.2 Direction of Business Operations

KASIKORNBANK believes that actions in compliance with good corporate governance principles will sustain our business undertakings, and assist the Bank in achieving key business targets in creating the maximum benefits for our shareholders. Our continuous focus upon good corporate governance has brought us wide recognition, as evidenced from results of the assessment on the 2008 Annual General Meeting (AGM) of listed companies, carried out in July 2008 by the Securities and Exchange Commission, Thailand, the Listed Companies Association and the Thai Investors Association. The Bank's rating was "Excellent", together with receiving honors for exemplary performance in the conducting of our AGM for the third consecutive year. This reflects our recognition of the importance of an AGM arrangement that achieves equal treatment for all shareholders under international best practices.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

For the third quarter of 2008, the Bank's consolidated net income totaled Baht 3,836 million, falling by Baht 434 million, or 10.16 percent, compared to the Baht 4,270 million net income for the second quarter of 2008, due mainly to an increase in income tax expense by Baht 594 million. In addition, our non-interest income dropped by Baht 348 million, or 6.47 percent, from the previous quarter, owing to a decrease in gains on exchange by Baht 762 million, or 69.21 percent. This was attributable to fluctuations in the money market and investment hedging transactions, which had no significant impact on the overall investment portfolio of the Bank. Meanwhile, interest and dividend income increased by Baht 1,171 million, or 8.12 percent, following a Baht 1,330 million or 10.72 percent increase in interest income from loans as a consequence of a 0.40-percent rise in lending rates in June 2008, as well as loan growth, particularly in trade finance and commercial loans. However, total interest expense rose in the wake of higher interest expense from deposits following rising deposit costs, while non-interest expense increased slightly over the previous quarter.

When compared to the same quarter of 2007, the Bank's consolidated net income rose Baht 424 million, or 12.43 percent, due particularly to increases in both non-interest and net interest income, despite higher operating expenses.

Operating Performance for the Third Quarter of 2008

(Units: Million Baht)

	Q3-2008	Q2-2008	Change		Q3-2007	Change	
			Million Baht	Percent		Million Baht	Percent
Income from interest and dividends	15,590	14,419	1,171	8.12	13,663	1,927	14.10
Interest expense	4,641	3,980	661	16.61	4,265	376	8.82
Net income from interest and dividends	10,949	10,439	510	4.89	9,398	1,551	16.50
Bad debts and doubtful accounts	1,236	361	875	242.38	707	529	74.82
Loss on debt restructuring	659	1,618	(959)	(59.27)	1,047	(388)	(37.06)
Non-interest income	5,032	5,380	(348)	(6.47)	4,653	379	8.15
Non-interest expense	8,310	8,224	86	1.05	7,146	1,164	16.29
Income tax expense	1,940	1,346	594	44.13	1,739	201	11.56
Operating profit (Before bad debts and doubtful accounts, loss on debt restructuring and income tax expense)	7,671	7,595	76	1.00	6,905	766	11.09
Net Income	3,836	4,270	(434)	(10.16)	3,412	424	12.43

The Bank's consolidated income consists of two main components – non-interest and interest income. For the third quarter of 2008, shares of interest income and non-interest income equaled 75.60 percent and 24.40 percent, respectively, compared to 72.83 percent and 27.17 percent for the second quarter of 2008, as well as 74.60 percent and 25.40 percent for the third quarter of 2007, as follows:

Income Structure

(Units: Million Baht)

	Q3-2008	Percent Share	Q2-2008	Percent Share	Q3-2007	Percent Share
Interest and Dividend Income						
1. Loans	13,731	66.59	12,401	62.63	11,222	61.27
1.1 Loans	7,919	38.40	7,045	35.58	4,777	26.08
1.2 Overdrafts	3,023	14.66	2,770	13.99	3,037	16.58
1.3 Bills	2,789	13.53	2,586	13.06	3,408	18.61
2. Interbank and money market items	413	2.00	435	2.20	1,015	5.54
2.1 Deposits	56	0.27	43	0.22	857	4.68
2.2 Loans	357	1.73	392	1.98	135	0.74
2.3 Securities purchased under resale agreements	-	-	-	-	23	0.12
3. Hire purchase and financial leases	476	2.31	443	2.24	327	1.79
4. Investments	970	4.70	1,140	5.76	1,099	6.00
Total Interest and Dividend Income	**15,590**	**75.60**	**14,419**	**72.83**	**13,663**	**74.60**
Non-Interest Income						
1. Fee and service income						
1.1 Acceptances, avals, and guarantees	347	1.68	263	1.33	272	1.48
1.2 Others	4,000	19.40	3,876	19.57	3,179	17.36
2. Gains on exchange	339	1.64	1,101	5.56	731	3.99
3. Other income	346	1.68	140	0.71	471	2.57
Total Non-Interest Income	**5,032**	**24.40**	**5,380**	**27.17**	**4,653**	**25.40**
Total Income	20,622	100.00	19,799	100.00	18,316	100.00

❑ Net Income from Interest and Dividends

The Bank's consolidated net interest and dividend income for the third quarter of 2008 amounted to Baht 10,949 million, up by Baht 510 million, or 4.89 percent, over the previous quarter of this year, and rising by Baht 1,551 million, or 16.50 percent, over the same quarter of last year.

Net Income from Interest and Dividends

(Units: Million Baht)

	Q3-2008	Q2-2008	Change	Q3-2007	Change
Income from interest and dividends	15,590	14,419	1,171	13,663	1,927
• Loans	13,731	12,401	1,330	11,222	2,509
• Interbank and money market items	413	435	(22)	1,015	(602)
• Hire purchase and financial leases	476	443	33	327	149
• Investments	970	1,140	(170)	1,099	(129)
Interest expense	4,641	3,980	661	4,265	376
Net interest and dividend income	10,949	10,439	510	9,398	1,551
% Net interest margin (NIM)	4.26	4.12		4.03	

When compared to the second quarter of 2008, the Baht 510 million or 4.89 percent increase in the Bank's consolidated net interest and dividend income was due particularly to a Baht 1,171 million rise in interest and dividend income, following an increase in interest income from loans, by Baht 1,330 million. This was mainly a result of an increase in lending rates of 0.40 percent in June 2008, as well as satisfactory loan growth. For the third quarter of 2008, our loans grew by 3.27 percent, over-quarter, and by 14.36 percent, over year-end 2007. However, total interest expense increased by Baht 661 million, as the result of a Baht 394 million increase in interest expense from deposits, following both rising deposit costs in June 2008 and deposit growth after the Bank launched products to mobilize deposits during this quarter. Regarding net interest margins, they rose to 4.26 percent for the third quarter of 2008, compared to 4.12 percent for the previous quarter.

When compared to the same quarter of last year, net interest and dividend income increased by Baht 1,551 million, or 16.50 percent, due mainly to a Baht 2,509 million rise in interest income from loans. Meanwhile, our interest income from interbank and money market items, as well as from investments, had dropped. Our total interest expense rose by Baht 376 million, in tandem with higher deposit costs. As for net interest margins, they increased by 0.23 percent from 4.03 percent in the third quarter of 2007.

❑ Non-interest Income

For the third quarter of 2008, the Bank's consolidated non-interest income totaled Baht 5,032 million, falling by Baht 348 million, or 6.47 percent, over-quarter. Significant changes in non-interest income included a Baht 156 million or 362.79 percent increase in gains on investments, as a result of sales of investments during the quarter under favorable market conditions; and a Baht 209 million or 5.05 percent rise in fee and service income, driven by fees from our financial advisory, credit card and loan administration services. Meanwhile, gains on exchange dropped by Baht 762 million, or

69.21 percent, over-quarter, due primarily to fluctuations in the money market and investment hedging transactions, which had no significant impact on the overall investment portfolio of the Bank.

When compared to the same quarter of last year, the Bank's consolidated non-interest income increased by Baht 379 million, or 8.15 percent, due mainly to a Baht 896 million rise in fee and service income.

❑ Non-interest Expense

The Bank's consolidated non-interest expense for the third quarter of 2008 equaled Baht 8,310 million, increasing by Baht 86 million, or 1.05 percent, over-quarter, owing mainly to a Baht 117 million rise in personnel expense. Meanwhile, other expenses fell by Baht 116 million, due to comparison with relatively high sales promotions and public relations expenditures in the previous quarter.

When compared to the same quarter of last year, our consolidated non-interest expense increased by Baht 1,164 million, or 16.29 percent, following a Baht 736 million increase in personnel expense, together with a Baht 191 million increase in premises and equipment expense.

❑ Provisions for Doubtful Accounts and Losses on Debt Restructuring

For the third quarter of 2008, the Bank and subsidiaries set aside allowances for doubtful accounts and incurred losses on debt restructuring amounting to Baht 1,895 million, down by Baht 84 million over-quarter, but up by Baht 141 million over-year. These provisions were set in response to loan expansion and the changing economic environment.

2.2 Financial Position Analysis


Units: Million Baht
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Dec. 31, 2007
Jun. 30, 2008
Sep. 30, 2008
7%
2%
10%
4%
2%
7%
2%
11%
5%
1%
7%
2%
11%
4%
2%
Loans and accrued interest receivables
Investments
Interbank and money market items (asset)
Cash
Other assets
Deposits
Borrowings
Interbank and money market items (liability)
Other liabilities

Assets

At the end of September 2008, the Bank's consolidated assets totaled Baht 1,124,935 million, increasing by Baht 51,491 million, or 4.80 percent, over the Baht 1,073,444 million at the end of June 2008. The over-quarter rise in our consolidated assets was attributed mainly to loan expansion. At the end of September 2008, the Bank's consolidated loans amounted to Baht 871,972 million, growing by Baht 27,630 million, or 3.27 percent, over the Baht 844,342 million reported at the end of June 2008, particularly in trade finance and commercial loans. When compared to the end of 2007, the Bank's loan growth of 14.36 percent was the highest growth among large commercial banks.

Our net non-performing loans (Net NPLs) ratio to total loans, at the end of September 2008, equaled 2.04 percent, down from 2.16 percent at the end of June 2008. Similarly, the gross NPL ratio to total loans had dropped to 4.05 percent at the end of September 2008, from 4.18 percent at the end of the previous quarter.

Financial Ratios

(Units: Percent)

Financial Ratios	Sep. 30, 2008	Jun. 30, 2008
Net NPLs to Total Loans	2.04	2.16
Gross NPLs to Total Loans	4.05	4.18

Consolidated assets that had changed significantly over-quarter were:

- Interbank and money market items (on the asset side), at the end of September 2008, totaled Baht 64,377 million, increasing by Baht 23,990 million, or 59.40 percent, over the end of June 2008.
- Net investments, at the end of September 2008, equaled Baht 119,417 million, rising by Baht 5,845 million, or 5.15 percent, over the end of June 2008.

Gains in interbank and money market items (on the asset side) as well as net investments were as a result of higher liquidity from deposits and short-term borrowing. The Bank therefore managed the increased liquidity through investments in the repurchase market and high-yield government bonds as part of the Bank's liquidity management.

Investments



Units: Million Baht
120,000
90,000
60,000
30,000
0
3,528
6,780
2,032
4,071
3,300
4,409
Jun. 30, 2008
Sep. 30, 2008
Government and State Enterprise Securities
Private Enterprise Debt Instruments
Foreign Debt Instruments
Equity Securities

❑ Liabilities and Shareholders' Equity

The consolidated liabilities of the Bank, at the end of September 2008, totaled Baht 1,015,856 million, increasing by Baht 47,912 million, or 4.95 percent, over the Baht 967,944 million at the end of June 2008. Consolidated liabilities that had changed significantly over-quarter were:

- Deposits, at the end of September 2008, amounted to Baht 872,217 million, rising by Baht 35,087 million, or 4.19 percent, over the end of June 2008. This was mainly attributable to an increase in fixed-term deposits.
- Borrowing, at the end of September 2008, equaled Baht 84,397 million, increasing by Baht 14,559 million, or 20.85 percent, over the end of June 2008. This was due mainly to an increase in short-term borrowing, in the wake of our bill of exchange (B/E) issuances to provide more alternatives in investments for the public and the Bank's depositors.

At the end of September 2008, total consolidated shareholders' equity equaled Baht 109,080 million, growing by Baht 3,579 million, or 3.39 percent, over the Baht 105,500 million at the end of June 2008. This over-quarter increase was as the result of our net operating income totaling Baht 3,836 million for the third quarter of 2008. Meanwhile, a Baht 1,197 million interim dividend was paid out to our shareholders, while the revaluation surplus on investments had risen by Baht 946 million.

- Relationship Between Sources and Uses of Funds

At the end of September 2008, the funding structure as shown in the Consolidated Financial Statement comprised Baht 1,015,856 million in liabilities and Baht 109,080 million in shareholders' equity, resulting in a debt-to-equity ratio of 9.31. The major source of funds on the liabilities side was deposits, which accounted for 85.86 percent of the total. Other sources of funds included interbank and money market items, plus borrowing, which accounted for 1.57 percent and 8.31 percent of the total, respectively.

The Bank and subsidiaries' major use of funds was loans. At the end of September 2008, loans amounted to Baht 871,972 million, resulting in a loan-to-deposit ratio of 99.97 percent. With the remaining liquidity, the Bank invested in various liquid assets such as interbank and money market items, and investments in securities.

2.3 Capital Requirements and Credit Ratings

- Capital Funds

As of September 30, 2008, the Bank and subsidiary companies had capital funds of Baht 125,600 million, comprising Tier-1 capital totaling Baht 93,564 million, and Tier-2 capital totaling Baht 32,036 million. The capital adequacy ratio of the Bank and Phethai AMC together equaled 14.44 percent.

Capital Adequacy Ratio*

(Units: Percent)

Capital Funds **	Sep. 30, 2008	Jun. 30, 2008	Mar. 31, 2008	Dec. 31, 2007	Sep. 30, 2007
Tier-1 Capital	10.76	10.33	10.35	10.74	10.97
Tier-2 Capital	3.68	4.01	3.72	3.87	3.85
Total Capital Requirements	14.44	14.34	14.07	14.62	14.82

Note: * These ratios do not include the net profits of each accounting period. According to BoT regulations, the net profit of the first half of the year shall be included in the institution's capital after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in that capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Based on the risk assets of the Bank and our AMC.

Capital Adequacy Ratio

(Including the net profit of each accounting period)

(Units: Percent)

Capital Funds	Sep. 30, 2008	Jun. 30, 2008	Mar. 31, 2008	Dec. 31, 2007	Sep. 30, 2007
Tier-1 Capital	11.20	11.34	11.77	11.67	11.44
Tier-2 Capital	3.68	4.01	3.72	3.87	3.85
Total Capital Requirements	14.88	15.35	15.49	15.54	15.29

❑ Credit Ratings

At the end of September 2008, the Bank's credit rating given by Moody's Investors Service, Standard & Poor's, and Fitch Ratings remained unchanged from the end of June 2008. Details are shown in the following table:

KASIKORNBANK's Credit Ratings

Credit Ratings Agency	September 30, 2008
Moody's Investors Service **	
Foreign Currency	
Outlook	Stable
Long-term - Debt	n.a.*
- Deposit	Baa1
Short-term - Debt/Deposit	P-2
Subordinated Debt	Baa1
Bank Financial Strength Rating (BFSR)	D+
Outlook for BFSR	Stable
Domestic Currency	
Outlook	Stable
Long-term - Deposit	A3
Short-term - Debt/Deposit	P-1
Standard & Poor's **	
Outlook	Stable
Long-term - Debt/Certificate of Deposit	BBB
Short-term - Debt/Certificate of Deposit	A-2
Subordinated Debt (Foreign Currency)	BBB-
Bank Fundamental Strength Rating (BFSR) (Local Currency)	C
Fitch Ratings **	
International Credit Ratings (Foreign Currency)	
Outlook	Stable
Long-term Issuer Default Rating	BBB+
Short-term Issuer Default Rating	F2

Credit Ratings Agency	September 30, 2008
Subordinated Debt	BBB
Individual	C
Support	2
National Credit Ratings	
Outlook	Stable
Long-term	AA(tha)
Short-term	F1+(tha)
Subordinated Debt	AA-(tha)

Note: * Moody's Investors Service does not assign ratings to the Bank's long-term debt.

** The base levels for investment grade on long-term credit ratings for Moody's Investors Service, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB-, respectively. For short-term credit ratings, the base levels for investment grade as viewed by these three agencies are P-3, A-3, and F3, respectively.

3. Operations of Core Businesses

3.1 Corporate Business Operations

❑ Changes in the Operating Environment

Thailand's economic growth cooled in the third quarter of 2008, plagued with increased uncertainties both at home and abroad. In addition to political tension at home, the country also faced challenges from the global economic slowdown and financial crisis, which not only affected international trade-related businesses, but also caused great volatility in commodity and oil prices. These volatile prices, in turn, affected domestic inflation and the cost of production, as well as the foreign exchange rate. In the midst of economic uncertainties, business operators have found themselves in a complex business environment that requires adjustment and effective strategies to cope with the changing circumstances, while the end of the uncertainties is still not in sight.

❑ Business Operations in the Third Quarter of 2008

To survive the difficult market conditions, the Bank shifted our focus to services beyond the financial boundary by providing advisory services and recommendations to customers to cope with the economic uncertainties. To this end, we organized panel discussions and seminars to equip our customers with specific knowledge in each business area, in addition to the economic outlook, foreign exchange trends and guidelines for foreign exchange hedging, while in-depth industrial information was also provided through various channels. At the same time, the Bank also pursued strategies to strengthen our already cordial relations with corporate customers. Of note were company visits by the Bank's executives, the launch of the KASIKORNBANK Olympic Experience Program in the People's Republic of China for our customers, and ongoing improvement of KASIKORNBANK Relationship Managers to ensure their enhanced efficiency in advisory service.

In addition, we continued to launch new product and service initiatives in the third quarter of 2008, as summarized in the following:

- **The Launch of New Products and Services**
  - "K-Export Document Solutions" is an export documentation service specifically designed to minimize difficulties and errors during the export procedure, as well as ensuring effective collection control. The Bank expects to gain a higher market share in trade finance service, especially in light of several large corporate clients in the chemicals and plastics industry applying for the service.
  - "K-Corporate Payment Card" features a new KASIKORNBANK bill payment service with a smart card in lieu of cheque or cash to facilitate business contacts between the buyer and the seller under the supply chain-financing network. The service that enables card payment for the trading industry is the first of its kind in Thailand. The

buyer is able to make payment for goods purchases via a mobile Electronic Data Capture (EDC) at our participating merchants. Then, the Bank's system will debit the buyer's account and inform the seller of the amount received. This novel payment platform will enhance management efficiency for customers, produce an accurate payment report, and minimize risk from cash holding among employees. Buyers who use the smart card can be assured of efficient cash management with the reduction of risks that may be incurred from loss or misuse of cash, not to mention other benefits offered by the Bank and the seller.

- Product Development and Service Improvements
  - *Securities Services:* In our custodial services, we have been preparing to extend our services to foreign institutional customers who are interested in investing in Thailand. In addition, plans to penetrate new markets have also been prepared. As for mutual fund supervisory services, the Bank has continued to develop our services and service networks to ensure the highest service efficiency for asset management companies investing abroad.
  - *Bancassurance Services:* In cooperation with our Preferred partners, the Bank has improved insurance premium payment services via various service channels for greater convenience of customers.
  - *Domestic Credit Products and Letters of Indemnity-Borrowing:* In the third quarter of 2008, the Bank improved letters of indemnity product for electricity bill payment, enabling approval of additional letters of indemnity credit line to qualified customers without calling for additional collateral as previously practiced. The Bank's approval process for letters of indemnity product for electricity bill payment has also been streamlined to ensure greater convenience, swiftness and higher service efficiency for our customers. In addition, the Bank offered a service for a monthly statement of all types of letters of indemnity product to customers, free of charge. We believe that this service will ensure greater efficiency for our customers' letters of indemnity data management.

Due to our determined efforts to develop and launch new products and services, the Bank was able to maintain growth in domestic credit. We also achieved our growth target for interest and fee income receivables from our letters of indemnity products for the third quarter of 2008. Meanwhile, our export-import transactions during the first nine months of 2008 expanded healthily, by 49.19 percent over the same period of the previous year.

❑ Financial Position

The Bank's corporate business loans – classified by customer segment and product group as of September 30, 2008, as well as compared to the end of June 2008 and the end of 2007 – are shown in the following tables:

Corporate Business Loans Classified by Customer Segment*

(Units: Million Baht)

	Percent of Total Corporate Business Loans	Sep. 30, 2008	Jun. 30, 2008	Change		Dec. 31, 2007	Change	
				Million Baht	Percent		Million Baht	Percent
Corporate Business Loans	**100.00**	**306,099**	**297,403**	**8,696**	**2.92**	**256,255**	**49,844**	**19.45**
Customer Segment								
Multi-Corporate Business	49.81	152,465	144,505	7,960	5.51	116,345	36,120	31.05
Large Corporate Business	50.19	153,634	152,898	736	0.48	139,910	13,724	9.81

Note: * Revised to reflect regrouped customers.

As of the end of September 2008, total corporate business loans under the supervision of the Corporate Business Division equaled Baht 306,099 million, increasing by Baht 8,696 million, or 2.92 percent, over the end of June 2008, and rising by Baht 49,844 million, or 19.45 percent, over the end of 2007. Loan growth was seen mainly in the Multi-Corporate Business segment, driven by higher long-term loans in hotel and restaurant industries.

Corporate Business Loans Classified by Product Group*

(Units: Million Baht)

	Percent of Total Corporate Business Loans	Sep. 30, 2008	Jun. 30, 2008	Change		Dec. 31, 2007	Change	
				Million Baht	Percent		Million Baht	Percent
Corporate Business Loans	**100.00**	**306,099**	**297,403**	**8,696**	**2.92**	**256,255**	**49,844**	**19.45**
Product Group								
Domestic Credit Products	70.65	216,245	214,660	1,585	0.74	192,653	23,592	12.25
Trade Finance	29.17	89,302	82,555	6,747	8.17	63,298	26,004	41.08
BIBF	0.18	552	188	364	193.62	304	248	81.31

Note: * Revised to reflect regrouped customers.

Categorized by product group, as of the end of September 2008, trade finance loans recorded the largest loan extension at Baht 6,747 million and Baht 26,004 million over the end of June 2008 and the end of 2007, respectively. However, in terms of percent change, BIBF loans registered the highest growth, at 193.62 percent over the previous quarter and 81.31 percent over year-end 2007, followed by trade finance loans.

3.2 SME Business Operations

❑ Changes in the Operating Environment

Throughout the third quarter of 2008, SME business operations encountered numerous negative factors continued from the previous quarter. In particular, higher living costs and rising costs of production remained a concern for consumers and producers, despite the implementation of the government's subsidy program, the so-called 'Six-Point Six-Month Package to Withstand Economic Crisis'. In addition to rising costs, SME operators faced uncertainty resulting from the U.S. economic slowdown, which likely affect the manufacturing and export sectors. At the same time, domestic political tension has not only hurt consumer sentiment, but also tourism industry and foreign investment, causing SME operators to adopt a more cautious stance in their business expansion. However, despite a limit on the number of potential SME customers, the Bank remained confident that our credit extension will exceed the set target, due to the high credit growth since early this year, especially in lending to processed agricultural product and export industries. We also remain committed to providing credit supports to SMEs with business potential but limited access to bank loan services.

❑ Business Operations in the Third Quarter of 2008

In order to maintain and expand our share of the SME business segments, the Bank continued to launch new products and service initiatives in the third quarter of 2008, in addition to regular marketing activities across the nation. We also adhered to our customer-centric approach with an aim of meeting the unique needs of customers in each segment, as below:

- New Products and Sales Promotional Program
  - "K-Energy Saving Loan" offers a credit line with a special lending rate and a long installment period as part of our financial support to SME operators who embark on an energy-saving program or alternative fuel consumption.
  - "K-SME Credit – Fast Credit Process-Long Credit Term plus High Credit Line" – a credit program which encompasses innovative financial features to specifically cater to SME customers. Fast credit process: Credit approval result will be known within 3 business days, plus another 7 business days to get the loan. Long credit

term: Under "K-SME Extend", customers are offered a maximum loan term of up to 10 years. High credit line: Small SMEs will be provided with "K-Max", which offers credit line in excess of the value of the borrower's collateral – up to 150 percent – whereas "K-100% Credit" offers micro SMEs credit line up to the full value of the borrower's collateral.

- "No Interest and Principal for 3 Months" – a sales promotional campaign that offers small and micro SMEs credit lines under the established conditions where payment of principal and interest is waived during the first three months of the loan period. The promotional program will run from October 1 to December 31, 2008.

- K SME Care
  - We have provided advisory services through the "INNOSMEs" project, which is a support fund under K SME Care. The project was launched in cooperation with the National Innovation Agency (NIA) to encourage SME entrepreneurs to create innovations by developing new products, production processes or new services on a commercial basis. Qualified SME proprietors will receive a grant worth Baht 20 million from NIA as a support fund to prepare a model program or a pilot system for the approved project.
  - As part of our advisory services under K SME Care, KASIKORNBANK, in cooperation with the Thailand Greenhouse Gas Management Organization (TGO), introduced the "Energy Efficiency to Cope with Global Warming" project. The program is aimed primarily at supporting Thai SMEs to implement efficient energy management to reduce the emission of greenhouse gas and to ensure return of income from the efforts. Workshops on the creation of renewable energy systems and knowledge of carbon credit sales were organized for SME operators. KASIKORNBANK will provide financial support via a soft loan facility to interested SMEs.

❑ Financial Position

The Bank's SME business loan position – classified by customer segment and product group as of September 30, 2008, and compared to the end of June 2008 and the end of 2007 – is shown in the following table:

SME Business Loans Classified by Customer Segment*

(Units: Million Baht)

	Percent of Total SME Business Loans	Sep. 30, 2008	Jun. 30, 2008	Change		Dec. 31, 2007	Change	
				Million Baht	Percent		Million Baht	Percent
SME Business Loans	100.00	333,558	325,460	8,098	2.49	301,013	32,545	10.81
Customer Segment								
Medium Business	64.59	215,438	212,188	3,250	1.53	197,986	17,452	8.81
Small and Micro Business	35.41	118,120	113,272	4,848	4.28	103,027	15,093	14.65

Note: * Revised to reflect regrouped customers.

As of the end of September 2008, SME business loans, as supervised by the SME Business Division, amounted to Baht 333,558 million, increasing by Baht 8,098 million, or 2.49 percent, over the end of June 2008, and rising by Baht 32,545 million, or 10.81 percent, over the end of 2007. The over-quarter loan increase was mainly attributable to growth in the Small and Micro Business segment, particularly in construction materials, processed agricultural and commerce industries.

SME Business Loans Classified by Product Group*

(Units: Million Baht)

	Percent of Total SME Business Loans	Sep. 30, 2008	Jun. 30, 2008	Change		Dec. 31, 2007	Change	
				Million Baht	Percent		Million Baht	Percent
SME Business Loans	100.00	333,558	325,460	8,098	2.49	301,013	32,545	10.81
Product Group								
Domestic Credit Products	93.09	310,511	303,318	7,193	2.37	282,718	27,793	9.83
Trade Finance	6.91	23,047	22,142	905	4.09	18,295	4,752	25.98

Note: * Revised to reflect regrouped customers.

Categorized by product group, as of the end of September 2008, domestic credit products recorded the highest loan extension, growing by Baht 7,193 million over the end of June 2008 and Baht 27,793 million over the end of 2007. However, in terms of percent change, trade finance loans showed the highest growth, at 4.09 percent and 25.98 percent over the end of June 2008 and the end of 2007, respectively, followed by domestic credit products.

3.3 Retail Business Operations

❑ Changes in the Operating Environment

In the third quarter of 2008, the Thai economy faced numerous negative factors, including political tension and rising interest rates at home, in addition to the U.S. credit crisis which has spread to the rest of the world. These events have adversely affected business confidence at home, causing the local stock index and bond yields to fluctuate wildly. Facing heightened economic and financial risks, commercial banks have placed greater emphasis on managing their asset quality. Meanwhile, as consumers became more careful in their spending, competition in the Bank's retail banking business intensified across all products and services. Of note were consumer and credit card loans and electronic banking services, as banks continued to be aggressive in their marketing campaigns, aiming to gain larger market shares. In addition, deposit products also experienced tough, competitive market conditions as special deposit products and bills of exchange (B/E) were actively launched ahead of the implementation of the Deposit Protection Agency Act, B.E. 2551, on August 11, 2008.

❑ Business Operations in the Third Quarter of 2008

In addition to our ongoing marketing campaigns, including setting up of booths at trade fairs and conducting sales promotional activities in cooperation with various leading business allies, we organized a seminar on the Deposit Protection Agency Act, B.E. 2551, in addition to providing an investment guidebook on the topic. At the same time, we continued to launch new products and services initiatives, while our service channel capability continued to be enhanced. All of this was carried out with the aim of meeting our customers' financial needs.

- New Products
  - *Loan Products:* "Carrefour-KBank Express Cash Card" featuring unsecured revolving consumer credit where withdrawals can be made via ATM. We also officially introduced a new "Co-Branded Carrefour-KBank Credit Card" on September 16, 2008.
  - *Deposit Products and Bills of Exchange:* A wide array of deposit products and bills of exchange programs with different maturities was launched, including "Attractive Interest Rate at KBank", "K-B/E Step-Up", "Fixed-term Deposit and B/E to Celebrate Mother's Day" and "Ready-to-use Time Deposit", to meet the diverse needs of customers. In addition, KASIKORNBANK, in cooperation with Carrefour, a large hypermart operator, introduced a "Co-Branded Carrefour-KBank Debit Card" as part of our effort to offer special privileges to niche markets.

- *Mutual Fund Products:* The Bank, in cooperation with KASIKORN ASSET MANAGEMENT Co., Ltd., issued 8 fixed-income funds focusing on South Korean government bonds; K-Gold – an FIF (foreign investment fund) which largely invests in investment units of SPDR Gold Trust, or at least 80 percent of NAV on average in an accounting year; as well as Centara Hotels & Resorts Leasehold Property Fund for investment in leasehold properties of the five-star Centara Grand Beach Resort Samui Hotel.
- *Bancassurance:* The Bank officially launched 2 health insurance products, i.e., Health Protect and Health Protect for Seniors via KASIKORNBANK branches nationwide on July 1, 2008.

- New Services
  - "Smart PAY By Phone Program" would initially facilitate K-Credit Card customers in applying for an installment payment plan for their previous spending. Customers are invited to contact K-Contact Center at 0-2888-8888 to choose payment periods under the established conditions. The service started in September 2008.
  - "K-Stock 2 Fund" – a service that helps customers shorten buying/selling instruction transactions via KASIKORN SECURITIES PCL., while offering them higher return from auto-debit or deposit with Money Market Fund under the management of KASIKORN ASSET MANAGEMENT Co., Ltd., compared to the previous transactions conducted via savings account.
  - Water bill payment service has been offered at any KASIKORNBANK counter since the third quarter of 2008. This is a new payment channel in addition to the existing service via automatic debiting of KASIKORNBANK accounts.
  - The Bank has offered insurance service for customers who want to apply for an insurance policy via KASIKORNBANK branches or make premium payment via K-Credit Card, as part of our effort to provide greater convenience to customers. The Virtual Electronic Data Capture (VEDC) system is now being introduced on a trial basis at 30 KASIKORNBANK metropolitan branches. After it is completely developed, the system will be installed at all KASIKORNBANK branches nationwide.

- Expanded Service Channels
  - We opened 17 new branches, increasing our total to 643 branches as of the end of the third quarter of 2008.
  - We added one more foreign exchange booth, putting the nationwide total at 75.
  - As part of our electronic banking service network expansion, the number of K-ATM, K-CDM (Cash Deposit Machines) and K-PUM (Passbook Update Machines) was

increased by 387 units, 53 units and 19 units, to a total of 4,837 units, 636 units and 689 units, respectively.

- For our K-Cyber Banking service, we introduced a new, advanced technology to ensure increased security for our customers when logging on to the system and conducting transactions online.
- To ensure greater convenience for customers, we increased the number of participating merchants who accept bill payments via our K-mBanking service. Also, we adjusted a procedure used for payment at each participating merchant to ensure greater security for customers.
- We also upgraded our K-Payment Gateway to accommodate larger data storage. The application system for Verified by VISA/MasterCard SecureCode, the payment screen and reporting system were also upgraded to ensure greater efficiency and user-friendliness.
- We have also improved our "ATM SIM" service for increased accessibility and greater efficiency to handle the rapid increase in the service's use.
- While the number of K-WePlan Centers remained at 107 at the end of the third quarter of 2008, we continued to improve our sales and service staff, especially through systematic examinations and performance assessments, to ensure that our staff can provide financial advice in a professional and competent manner. In addition, our K-WePlan Centers started to offer full-time services to customers at the Silom Main Branch and Phahon Yothin Main Branch.
- The K-Card Club Website (www.kcardclub.com) has been developed as an exclusive communication channel with K-Credit Card customers and for advising them of their benefits.
- We have upgraded the service quality for K-Contact Center by conducting customer satisfaction surveys via different sales and service channels. The findings for the third quarter of 2008 showed that our customer satisfaction was above target, especially in the area of staff politeness and their care towards customers.

❑ Financial Position

The Bank's retail business loan position and deposits – classified by product group, as of September 30, 2008, as well as compared to the end of June 2008 and the end of 2007 – are shown in the following table:

- Loans

Retail Business Loans Classified by Product Group

(Units: Million Baht)

	Percent of Total Retail Business Loans	Sep. 30, 2008	Jun. 30, 2008	Change		Dec. 31, 2007	Change	
				Million Baht	Percent		Million Baht	Percent
Retail Business Loans	**100.00**	**133,496**	**126,780**	**6,716**	**5.30**	**115,475**	**18,021**	**15.61**
Housing Loans	80.29	107,176	101,713	5,463	5.37	92,289	14,887	16.13
Credit Card Loans	13.49	18,011	17,458	553	3.17	16,759	1,252	7.47
Consumer Loans	6.22	8,309	7,609	700	9.19	6,427	1,882	29.27

As of September 30, 2008, the retail business loans under the supervision of the Retail Business Division totaled Baht 133,496 million, increasing by Baht 6,716 million, or 5.30 percent, over the end of June 2008, as well as rising by Baht 18,021 million, or 15.61 percent, over the end of 2007. Housing loans showed the largest amount of gain overall, with their market share increasing to 80.29 percent. In terms of percent change, consumer loans recorded the strongest growth.

- Deposit Products

Proportion of Deposits Classified by Product Group

(Under the Retail Business Division)

(Units: Million Baht)

	Percent of Total Deposits	Sep. 30, 2008	Jun. 30, 2008	Change		Dec. 31, 2007	Change	
				Million Baht	Percent		Million Baht	Percent
Total Deposits	**100.00**	**675,325**	**651,085**	**24,240**	**3.72**	**617,926**	**57,399**	**9.29**
Current Accounts	1.90	12,817	13,154	(337)	(2.56)	12,607	210	1.66
Savings Accounts	40.67	274,645	283,591	(8,946)	(3.15)	291,887	(17,242)	(5.91)
Fixed-Term Deposit Accounts	57.43	387,863	354,340	33,523	9.46	313,432	74,431	23.75

As of September 30, 2008, the Retail Business Division's total deposits amounted to Baht 675,325 million, increasing by Baht 24,240 million, or 3.72 percent, over the end of June 2008, as well as rising by Baht 57,399 million, or 9.29 percent, over the end of 2007. The increase mainly came from fixed-term deposits, following the Bank's continued offering of varied deposit products to meet the needs of customers.

3.4 Capital Markets Business Operations

❑ Changes in the Operating Environment

In the third quarter of 2008, the domestic debenture market encountered significant changes from the previous quarter. In particular, the drop in prices of crude oil in the global market and retail fuel prices at home markedly eased inflationary pressure in this quarter. The trend is also expected to continue throughout the remaining period of this year. In addition, the liquidity and credit crisis faced by U.S. financial institutions also led to greater market worries over the spread of the crisis to other parts of the world. Although, in the third quarter of 2008, the U.S. Federal Reserve (Fed) resolved to keep their policy rate unchanged at 2.00 percent, most investors began to take the view that the Fed may eventually have to cut the Federal Funds rate below 2.00 percent to revive the economic growth. At the same time, although Thailand's MPC policy rate was raised twice in July and August, to 3.75 percent, from 3.25 percent at the end of the second quarter of 2008, investors viewed that the interest rate hike was over. They started to renew their interest in the bond market following easing inflationary pressure at home and concern about the global financial and economic crisis. As a result, Thailand's government bond yields for the 2-year tenor and longer dropped by approximately 1.00-1.50 percent over-quarter.

For the foreign exchange market, in the third quarter of 2008, the Baht weakened against the U.S. Dollar to move in a range of THB33.30-34.75/USD. The weaker Baht was due to domestic factors, most notably the lingering political uncertainty that had affected investor confidence, causing selloffs by foreign investors in Thailand's stock market, and capital outflows. In addition, Thailand's current account deficit also put pressure on the Baht during the first two months of this quarter. Nonetheless, the Baht regained its strength against the greenback in September as investor confidence in the U.S. Dollar was hurt by the U.S. credit crisis.

❑ Business Operations in the Third Quarter of 2008

Despite the unfavorable political and economic conditions, KASIKORNBANK was able to sustain continued growth in corporate finance services, both funding service (via debentures, short-term bills of exchange (B/E), syndicated loans and property funds) and advisory service for fund raising and financial structure arrangements. Also, the Bank remained the top underwriter of the country, while we continued to support debenture trading in the secondary market for providing liquidity among issuers and investors in the bond market.

As for foreign exchange and interest rate risk management products, KASIKORNBANK earned significantly more fee income from foreign exchange risk management due to greater fluctuation of the Baht this year. Most importers, facing settlement contracts in the next few months, were increasingly in need of foreign exchange risk management instruments. Still, those with longer

settlement contracts were less inclined to enter risk-hedging contracts, due to their confidence that the Baht would bounce back by year-end. However, most exporters were increasingly in need of foreign exchange risk management products, especially forward contracts and FX options, in order to minimize impacts on their foreign exchange earnings.

Amid the shift from the rising trend of interest rates in the second quarter to the ebbing and fluctuating interest rates in the third quarter, as a result of easing inflation and greater worries over the global financial crisis, customers, especially those under loan obligations with the Bank, increasingly turned to interest rate swaps, especially from floating interest rates to fixed, but low, interest rates. Also, more customers would be willing to enter interest rate swaps if the interest rates drop further. At the same time, given the rising credit risk among foreign commercial banks, many customers opted for some long-term transactions with the Bank. Meanwhile, many customers, both producers and users in the energy sector, turned to risk management services by KASIKORNBANK, following the continuous drop in oil and commodity prices. Still, many of the commodity buyers are waiting for entries into forward contracts at prices they deem appropriate to accommodate their demand in the coming year.

3.5 Treasury Operations

❑ Changes in the Operating Environment

During the third quarter of 2008, the Bank of Thailand's Monetary Policy Committee (MPC) resolved to raise their key policy rate by 0.25 percent in each of the meetings held on July 16 and August 27, 2008, bringing the benchmark rate to 3.75 percent from 3.25 percent at the end of June. These decisions were made in light of increasing inflationary risk, while other domestic economic indicators indicated satisfactory growth. However, investors later viewed that the upward trend in the MPC policy rate might come to an end following the easing inflationary pressure due to declining oil and commodity prices, as well as the government's subsidy program, the so-called 'Six-Point Six-Month Package to Withstand Economic Crisis'. This change in the interest rate view was also caused by greater perceived downside risk faced by the Thai economy, especially in light of heightened political tension at home and an economic slowdown and widespread credit crisis abroad. Meanwhile, even though there was no across-the-board increase in bank fixed-term deposit and lending rates following the MPC's policy rate hikes, commercial banks had actively launched special fixed-term deposit products and bills of exchange (B/E) bearing attractive returns in order to retain their customer base and provide customers with more savings alternatives, especially after the implementation of the Deposit Protection Agency Act, B.E. 2551, effective on August 11, 2008.

Meanwhile, the U.S. financial crisis, which has intensified since September, has affected credit status and liquidity in financial markets worldwide. This prompted the U.S. authorities and

Federal Reserve (Fed) to launch massive rescue efforts. At the same time, other major central banks worldwide also injected huge amounts of liquidity into financial institutions and markets, hoping to calm fears and restore order. Still, the latest financial crisis is expected to plunge the U.S. economy and the rest of the world into a significant downturn, while it may take a while before the crisis is definitely resolved. Going forward, U.S. policymakers are expected to lean toward a more accommodative monetary policy, although the Fed decided to leave their Federal Funds rate unchanged at 2.00 percent in the Federal Open Market Committee meetings held on August 5 and September 16, 2008.

❑ Business Operations in the Third Quarter of 2008

In an highly volatile financial environment where credit-related risks remain a concern and there is a substantial increase in demand for USD, causing liquidity crunch in the global financial market, the Bank has continued to adjust our investment policies and liquidity management to a more cautious stance by concentrating on investments in low-risk and highly-liquid government bonds, in order to increase short-term liquidity.

Moreover, the Bank's foreign investment portfolio has been reduced to 5.17 percent of total investments in the third quarter of 2008, falling by 7.36 percent when compared to the ratio in the previous quarter, in accordance with a prudent investment policy.

❑ Financial Position

For the third quarter of 2008, the total investments of the Central Treasury Department averaged Baht 143,018 million, decreasing by Baht 20,496 million, or 12.53 percent, compared to the second quarter of 2008. Investments in money and capital markets constituted shares of 30.01 and 69.99 percent of total investments, respectively.

Central Treasury Department's Income

(Units: Million Baht)

Type of Transaction	Percent of Total Income	Q3-2008	Q2-2008	Change	
				Million Baht	Percent
Interest and Dividend Income *					
Interbank and money market items **	30.34	388	419	(31)	(7.40)
Investments	69.66	891	1,076	(185)	(17.19)
Total	100.00	1,279	1,495	(216)	(14.45)

Note: * The figures above are managerial figures.

** Including loans.

In the third quarter of 2008, the Central Treasury Department earned total interest and dividend income of Baht 1,279 million, falling by Baht 216 million, or 14.45 percent, over the second quarter of 2008, due to the continual increase rate decrease as well as the decline in investments.

4. Risk Management and Risk Factors[1]

4.1 Credit Risk Management

- Outstanding Loans

As of September 30, 2008, the Bank's consolidated outstanding loans stood at Baht 871,972 million, increasing by Baht 27,630 million, or 3.27 percent, over Baht 844,342 million at the end of June 2008.

As of September 30, 2008, 61.92 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company Limited and the companies in KASIKORNBANKGROUP, accounted for Baht 43,813 million, or 5.04 percent of the Bank's total loan portfolio, which is not high compared to total outstanding loans of the Bank. Classified by customer type, juristic persons accounted for Baht 552,109 million, or 63.52 percent of outstanding loans; while sole proprietorships and individual customer credit accounted for the remaining 36.48 percent. In terms of maturity, credit with maturities of less than or equal to 1 year accounted for 59.79 percent of the Bank's total loans.

The Bank's Consolidated Lending Portfolio – Profile


Less than 20 MB
Over 20 MB
Credit Amount
As of September 30, 2008
38.08
61.92
As of June 30, 2008
38.49
61.51
Business entities
Individual
Type of Customer
As of September 30, 2008
63.52
36.48
As of June 30, 2008
63.18
36.82
Less than or equal to 1 year
Over 1 year
Credit Maturity
As of September 30, 2008
59.79
40.21
As of June 30, 2008
60.50
39.50
0
20%
40%
60%
80%
100%

[1] The details of overall Risk Management, Credit Risk, Market Risk, Liquidity Risk, Operational Risk Management, plus Preparations for a New Capital Accord 'Basel II', and Performance Measurements using Risk-adjusted Return on Capital (RAROC) and Economic Profit, can be viewed in the MD&A report for the year ended December 31, 2007.

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of September and June 2008, is depicted in the following:

The Bank's Consolidated Lending Portfolio

(including Accrued Interest Receivables)


As of September 30, 2008
Others
9.42%
Agricultural & Mining
2.87%
Housing Loans
12.72%
Utilities & Services
8.34%
Real Estate &
Construction
6.46%
Manufacturing & Commerce
60.19%
As of June 30, 2008
Others
9.34%
Agricultural & Mining
3.14%
Housing Loans
12.47%
Utilities & Services
8.38%
Real Estate &
Construction
6.39%
Manufacturing & Commerce
60.28%

- Non-performing Loans

As of September 30, 2008, the Bank's consolidated NPLs stood at Baht 37,264 million, equal to 4.05 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 34,162 million, accounting for 3.72 percent of the total outstanding credit, including that of financial institutions, which represented an over-quarter decrease. These NPL figures are shown in the table below.

Non-Performing Loans

(Units: Million Baht)

Quarter Ending	Sep. 30, 2008	Jun. 30, 2008
The Bank's consolidated NPLs	37,264	36,527
Percent of total outstanding credit, including that of financial institutions	4.05	4.18
The Bank-only NPLs	34,162	33,503
Percent of total outstanding credit, including that of financial institutions	3.72	3.84

The Bank of Thailand has required commercial banks to report additional information on NPLs, which includes:

- Net NPLs, which refer to non-performing loans after allowances are deducted.
- The ratio of net NPLs to total loans after deducting allowances for bad loans.

As of September 30, 2008, the Bank's consolidated net NPLs stood at Baht 18,401 million, equal to 2.04 percent of the total outstanding credit, including that of financial institutions. For the Bank-only net NPLs, the amount totaled Baht 16,253 million, accounting for 1.80 percent of the total outstanding credit, including that of financial institutions, which represents an over-quarter decrease. The net NPL figures are shown in the table below:

Net Non-Performing Loans

(Units: Million Baht)

Quarter Ending	Sep. 30, 2008	Jun. 30, 2008
The Bank's consolidated net NPLs	18,401	18,542
Percent of total outstanding credit, including that of financial institutions	2.04	2.16
The Bank-only net NPLs	16,253	16,474
Percent of total outstanding credit, including that of financial institutions	1.80	1.92

In the third quarter of 2008, the Bank and subsidiary companies entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 34,419 million. At the same time, the Bank-only pre-written-off outstanding debt amounted to Baht 34,215 million. The details of debt restructuring and losses from debt restructuring as of the end of September and June 2008 are shown in the following table:

Debt Restructuring and Losses from Debt Restructuring

(Units: Million Baht)

Quarter Ending	Sep. 30, 2008	Sep. 30, 2007
Debt restructuring of the Bank and subsidiary companies	34,419	22,979
Losses from debt restructuring	2,583	2,154
Debt restructuring of the Bank only	34,215	22,084
Losses from debt restructuring	2,577	1,960

- **Allowance for Doubtful Accounts and Revaluation Allowance for Debt Restructuring**

As of September 30, 2008, the Bank's consolidated allowances for doubtful accounts and revaluation allowance for debt restructuring totaled Baht 28,752 million. This amount was equivalent to 113.68 percent of the level required by the BoT. As for Bank-only allowances for doubtful accounts, the amount stood at Baht 27,442 million, which was equivalent to 111.44 percent of the level required by the BoT.

- **Foreclosed Properties**

As of September 30, 2008, the Bank's consolidated foreclosed properties had a cost value of Baht 16,140 million, accounting for 1.43 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 12,473 million, accounting for 1.11 percent of total assets.

Meanwhile, consolidated allowances for impairment of foreclosed properties stood at Baht 1,817 million, equivalent to 11.26 percent of the cost value of those foreclosed properties. As for Bank-only figures, allowances for the impairment of foreclosed properties totaled Baht 1,441 million, representing 11.55 percent of the cost value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, as well as losses on the liquidation of foreclosed properties. The details of foreclosed properties and their associated allowances, as of the end of September and June 2008, are shown below:

Foreclosed Properties

(Units: Million Baht)

Quarter Ending	Sep. 30, 2008	Jun. 30, 2008
Consolidated foreclosed properties	16,140	16,615
Percent of total assets	1.43	1.55
Allowances for impairment of consolidated foreclosed properties	1,817	1,861
Percent of consolidated foreclosed properties	11.26	11.20
Bank-only foreclosed properties	12,473	12,756
Percent of total assets	1.11	1.19
Allowances for impairment of Bank-only foreclosed properties	1,441	1,486
Percent of Bank-only foreclosed properties	11.55	11.65

- Phethai Asset Management Company Limited

As of September 30, 2008, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 72,100 million, or 97.00 percent of the total initial unpaid principal balance, with an expected recovery rate of 48.00 percent. The details of NPL resolution and/or restructuring over the past five quarters are shown in the table below.

Loans Resolved/ Restructured at Phethai Asset Management Company Limited

(Units: Million Baht)

Quarter Ending	Sep. 30, 2008	Jun. 30, 2008	Mar. 31, 2008	Dec. 31, 2007	Sep. 30, 2007
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	72,100	71,761	71,510	70,262	66,759
Percent of the total initial unpaid principal balance	97.00	96.96	96.62	94.93	90.20

4.2 Liquidity Risk Management

In the third quarter of 2008, the Bank has improved the early-warning system, by defining indicators that cover the monitoring of all significant risk factors in more detail with higher frequency.

This will enable us to develop timely and appropriate management of liquidity risk in this high-risk environment due to greater fluctuations in the global economy and local political uncertainties, including possible changes in behaviors of depositors and borrowers. The Bank has started implementing the system for measuring liquidity risk in assets and liabilities management, thereby leading to higher efficiency in the monitoring and measurement of liquidity risk.

4.3 Other Risk Management

- Risks associated with Guarantees and Avals

Certain transactions with customers are in the form of guarantees on their borrowing or performance, letters of credit, or avals on notes. Such transactions are considered to be lending, which requires submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as used in the Bank's normal credit approval processes. As of September 30, 2008, the Bank's contingent obligations were Baht 100,907 million, compared to Baht 106,446 million at the end of June 2008.

- Risks Incurred from Contractual Obligations on Derivative Instruments

The Bank conducts various derivative transactions as tools for risk hedging, including exchange rate, interest rate, as well as the Bank's securities price risks. To increase our income, the Bank also provides derivative instrument trading services to customers and business allies, as well as conducting our own derivative instrument trading in accordance with the Bank's policies. As of September 30, 2008, the Bank had foreign exchange contracts on the purchase side of Baht 410,616 million, with Baht 431,616 million on the sales side, compared to Baht 387,486 million and Baht 410,825 million, respectively, at the end of June 2008. In addition, the Bank had interest rate contracts on the purchase side of Baht 619,273 million, and Baht 618,990 million on the sales side, compared to Baht 575,478 million and Baht 581,731 million, respectively, at the end of June 2008.

- Risks Related to Capital Adequacy

As of September 30, 2008, the Bank's capital adequacy ratio, including the risk assets of Phethai AMC, was at 14.44 percent, which is significantly above the BoT minimum requirement of 8.50 percent. To ensure that our current capital level is fairly sufficient to absorb possible impacts from any change in the economic situation or BoT's regulations, for the present and future, the Bank continues to manage and monitor capital adequacy closely.

4.4 Preparations for the 'Basel II' Capital Accord

KASIKORNBANK's Basel II project has been implemented as planned. After the BoT conducted assessment on the Basel II preparation of commercial banks in the second quarter of

2008, in the third quarter of 2008, the BoT notified the Bank for approval of our credit risk capital and operational risk capital models. Implementation of Basel II in Thailand will be fully effective by the end of 2008.

5. Operations of Support Groups

Building an Effective, Performance-Based Organization

During the third quarter of 2008, the Bank implemented several human resource management activities, as detailed below:

- **Development of Leadership and Potential Employees:** People Management Behaviors remained a central concept in developing supervisors, under the following activities:
  - There was a campaign to promote "11 Behaviors of KASIKORNBANK Leaders". The 11 desirable behaviors of leaders have been defined in four main areas i.e., career development, performance management, rewards & recognition, as well as working environment and organizational culture. Activities and campaigns have been launched to urge common awareness of the project among supervisors, together with dissemination of said project among employees of KASIKORNBANKGROUP.
  - Tips were sent to all middle management level and higher via Lotus Notes system, once a month, entitled "Groom Your People". These were aimed at providing knowledge to the supervisors, and informing them of the development and encouragement of staff members to reach the next efficiency frontier.
- **Employee Retention and Motivation:** The Bank conducted an Employee Survey in 2008, to gather the employees' opinions concerning some key factors influencing their working efficiency and quality of life, to be used as inputs for development and improvement of related management. The survey results will be available in the fourth quarter of this year, as almost all employees, over 99.54 percent (excluding the employees under Service and Sales Network), have participated in the Employee Survey, compared with the average response rate of 81.00 percent in the year before. The Bank will conduct the survey for employees under the Service and Sales Network in October, and the results will be available in the fourth quarter of 2008.
- **Labor Relations:** The Bank still pursues a cordial labor relations management policy to continuously maintain sound efficiency in this respect. We have maintained cordial relationships with the labor unions and employees on a bilateral approach. Our actions have proven successful, as acknowledged by the Outstanding Labor Relations and Welfare Award of 2008, for a large business enterprise with labor unions, presented by the Ministry of Labour. KASIKORNBANK is the only Thai bank to have won such an award for four consecutive years.

- **Refinements to the IT Infrastructure:** The Bank has continuously developed the Human Resource Information System (HRIS) to permit Employee Self-Service, in order to reduce operational redundancies, time required to perform functions, and expenses, which strengthens our working efficiency. In the third quarter of 2008, the Bank launched an e-Expense project to allow employees to reimburse health-care and children's educational enrollment fees, and to follow up the reimbursement results by themselves, which has reduced the number of follow-up phone calls by over 90 percent. This also markedly reduced our telephone expenses.

❑ IT Security Policy and Infrastructure

During the third quarter of 2008, the Bank has prepared our IT procedures and platforms in response to the Computer Crimes Act B.E. 2550, in the capacity as a service provider of IT network services, comprising:

- The Bank has set a system for user identification, such as login username and IP address, etc.
- The system has been upgraded to keep all log data completely and securely, under prevention of unauthorized corrections. The log must be kept for at least 90 days, under the Log Criteria for Users of Computer Networks B.E. 2550.
- The Bank has reset the time server in line with the international Time Sync to ensure reliability of our data storage.

❑ K-Transformation

As of the end of September 2008, the progress of the Bank's strategic project under "K-Transformation", which comprises four main components, is shown below:

1. Know Our Customer (KOC)

In addition to the completion of customer database development for marketing activities covering key aspects such as overall customer profiles, products/services that they use and their behavior, which has already led to the launch of pilot marketing campaigns, the K-Transformation project has also completed new marketing campaign management tools, which will ensure information readiness for the Bank business units in making decisions about product and service offers to targeted customers, at the right price and the right time.

2. Multi-Channel Sales and Services (MSS)

In order to build sales and service channel capabilities with the aim of delivering a satisfactory and consistent customer experience, the K-Transformation project has confirmed business requirements with the Bank's business units. In addition, we have developed new operational procedures in six areas, including marketing, sales, services, deposit transactions,

receipts and payments, as well as credit services. At present, we are in the System Design & Build phase.

3. IT Capital (ITC)

The K-Transformation project has confirmed business requirements with the Bank's business units. Under the current System Design & Build phase, we are in the process of upgrading our core banking system and providing links to other IT systems. Our aims are to meet the needs of the Bank business units and to enhance their competitiveness, enabling them to develop new products and services with complex features.

4. Financial Information System (FIS)

We have completed a new Financial Information System covering basic features including financial management, reporting and budgeting. This new system also upgrades our information management by featuring information from the centralized, automated and consolidated financial data of KASIKORNBANKGROUP, including a new Chart of Account (CoA), IAS 39 international accounting standard compliance, a single Bank-wide platform for planning and budgeting, as well as procurement support and payments.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of the end of September 2008 are listed in the table below:

Details of Investments

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (Percent)	Type of Shares	Operating Performance For the First 9 Months of 2008* (Baht)
Investment in Asset Management Company							
1. PHETHAI ASSET MANAGEMENT CO.,LTD. Tel. 0-2694-5000 Ext.5208 Fax. 0-2694-5205	Bangkok	Asset Management	800,000,000	800,000,000	100.00	Ordinary	101,564,232
Investment in KASIKORNBANKGROUP							
1. KASIKORN RESEARCH CENTER CO.,LTD. Tel. 0-2273-1144 Fax. 0-2270-1218	Bangkok	Services	100,000	100,000	100.00	Ordinary	4,913,508
2. KASIKORN ASSET MANAGEMENT CO.,LTD. Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund Management	27,154,274	27,154,274	100.00	Ordinary	371,770,214
3. KASIKORN SECURITIES PUBLIC CO.,LTD. Tel. 0-2696-0000 Fax. 0-2696-0099	Bangkok	Securities	60,000,000	59,995,762	99.99	Ordinary	29,106,664
4. KASIKORN FACTORING CO.,LTD. Tel. 0-2290-2900 Fax. 0-2276-9710	Bangkok	Factoring	1,600,000	1,600,000	100.00	Ordinary	51,224,614
5. KASIKORN LEASING CO.,LTD. Tel. 0-2696-9999 Fax. 0-2696-9988	Bangkok	Leasing	90,000,000	90,000,000	100.00	Ordinary	7,750,099
Investment in Support Service Providers to KASIKORNBANKGROUP							
1. PROGRESS GUNPAI CO.,LTD. Tel. 0-2273-3900 Fax. 0-2270-1262	Bangkok	Services	200,000	200,000	100.00	Ordinary	35,835,407
2. PROGRESS PLUS CO.,LTD. Tel. 0-2225-2020 Fax. 0-2225-2021	Bangkok	Services	230,000	230,000	100.00	Ordinary	4,460,455
3. PROGRESS LAND AND BUILDINGS CO.,LTD. Tel. 0-2275-1880 Fax. 0-2275-1889	Bangkok	Real Estate Development	7,516,000	7,516,000	100.00	Ordinary	495,577

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (Percent)	Type of Shares	Operating Performance For the First 9 Months of 2008* (Baht)
4. PROGRESS FACILITIES MANAGEMENT CO.,LTD. Tel. 0-2273-3288-91 Fax. 0-2273-3292	Bangkok	Services	50,000	50,000	100.00	Ordinary	3,205,237
5. PROGRESS MANAGEMENT CO.,LTD. Tel. 0-2275-1880 Fax. 0-2275-1889-91	Bangkok	Services	60,000	60,000	100.00	Ordinary	4,236,860
6. PROGRESS SOFTWARE CO.,LTD. Tel. 0-2225-7900-1 Fax. 0-2225-5654-5	Bangkok	Services	100,000	100,000	100.00	Ordinary	47,482,274
7. PROGRESS STORAGE CO.,LTD. Tel. 0-2273-3833 Fax. 0-2271-4784	Bangkok	Services	30,000	30,000	100.00	Ordinary	7,570,746
8. PROGRESS SERVICE CO.,LTD. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	20,000	100.00	Ordinary	10,403,743
9. PROGRESS H R CO.,LTD. Tel. 0-2270-1070-6 Fax. 0-2270-1068-9	Bangkok	Services	10,000	10,000	100.00	Ordinary	6,787,409
10. PROGRESS SERVICE SUPPORT CO.,LTD. Tel. 0-2470-5420 Fax. 0-2888-8882	Bangkok	Services	40,000	40,000	100.00	Ordinary	13,001,061
11. PROGRESS APPRAISAL CO.,LTD. Tel. 0-2270-6900 Fax. 0-2278-5035	Bangkok	Services	5,000	5,000	100.00	Ordinary	27,561,321
12. PROGRESS COLLECTION CO.,LTD. Tel. 0-2273-3210 Fax. -	Bangkok	Services	50,000	50,000	100.00	Ordinary	140,781
13. K-SME VENTURE CAPITAL CO.,LTD. Tel. 0-2693-2333 Fax. 0-2693-2323	Bangkok	Joint Venture	20,000,000	20,000,000	100.00	Ordinary	(1,837,101)
14. KHAO KLA VENTURE CAPITAL MANAGEMENT CO.,LTD.** Tel. 0-2693-2333 Fax. 0-2693-2323	Bangkok	Venture Capital Management	1,000,000	1,000,000	100.00	Ordinary	(3,585,991)
Investment in Associated Companies							
1. PROCESSING CENTER CO.,LTD. Tel. 0-2237-6330-4 Fax. 0-2237-6340	Bangkok	Services	100,000	30,000	30.00	Ordinary	115,988,517
2. RURAL CAPITAL PARTNERS CO.,LTD. Tel. 0-2718-1852-3 Fax. 0-2718-1850	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	(84,749)

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (Percent)	Type of Shares	Operating Performance For the First 9 Months of 2008* (Baht)
3. M GRAND HOTEL CO.,LTD.	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	-
Tel. - Fax. -							

Note: * These operating performance figures are shown in subsidiary and associated companies' financial statements.

** KHAO KLA VENTURE CAPITAL MANAGEMENT CO., LTD. is a subsidiary company of KASIKORN ASSET MANAGEMENT CO., LTD. Since the Bank has fully owned KASIKORN ASSET MANAGEMENT CO., LTD., which holds 100-percent shares in KHAO KLA VENTURE CAPITAL MANAGEMENT CO., LTD., it means that the Bank has indirectly held 100-percent shares in KHAO KLA VENTURE CAPITAL MANAGEMENT CO., LTD.

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